SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Financial Statements” dated on December 31, 2010.

We have audited the accompanying individual and consolidated financial statements of Telecomunicações de São Paulo S.A. – TELESP, identified as Company and Consolidated, respectively, which comprise the balance sheet as at 31 December, 2010, and the related income statement, statement of comprehensive income, statement of changes in equity, statement of cash flows and statement of value added for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of the individual financial statements in accordance with accounting practices adopted in Brazil and of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board – IASB, and with accounting practices adopted in Brazil, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion on the individual financial statements

In our opinion, the individual financial statements referred to above present fairly, in all material respects, the financial position of Telecomunicações de São Paulo S.A. –TELESP as at December 31, 2010, and its financial performance and its cash flows for the year then ended in accordance with accounting practices adopted in Brazil.

Opinion on the consolidated financial statements

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telecomunicações de São Paulo S.A. – TELESP as at December 31, 2010, and its consolidated financial performance and consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and accounting practices adopted in Brazil.

Statements of value added

We have also audited the individual and consolidated statements of value added for the year ended December 31, 2010, the presentation of which is required by Brazilian corporation law for publicly held companies, and as supplementary information under the IFRS, whereby no statement of value added presentation is required. These statements have been subject to the same auditing procedures previously described and, in our opinion, are presented fairly, in all material respects, in relation to the financial statements taken as a whole.

Emphasis of matter

As mentioned in Note 3., the individual financial statements were prepared in accordance with accounting practices adopted in Brazil. In the case of Telecomunicações de São Paulo S.A. – TELESP, these practices differ from the IFRS solely with respect to the measurement of investments in associates, jointly controlled and affiliated companies, which would be measured at cost or fair value for IFRS purposes.

São Paulo, February 7, 2011.

Ernst & Young Terco Auditores Independentes S.S

CRC-2SP015199/O-6

Alexandre Hoeppers
Accountant CRC - SC021011/O-3-T-PR-S-S

The accompanying notes are an integral part of these Financial Statements.

Note	Company 2010	Company 2009	Company 01/01/2009	Consolidated 2010	Consolidated 2009	Consolidated 01/01/2009
Liabilities and shareholders' equity							
Current liabilities		5,390,640	6,065,705	5,079,824	5,719,846	6,372,350	5,529,710
Payroll and related accruals	14	299,877	133,555	163,372	307,245	142,185	174,672
Trade accounts payable		2,494,357	2,138,223	2,030,787	2,780,672	2,362,422	2,314,698
Taxes payable	15	929,829	856,372	856,657	972,123	933,298	938,260
Loans and financing	16	420,412	256,753	454,188	420,412	256,753	502,503
Debentures	17	-	1,510,806	16,339	-	1,510,806	16,339
Dividends and interest payable to shareholders	18	450,897	495,543	758,561	450,897	495,543	758,561
Provisions	19	240,213	183,285	128,451	240,213	183,308	128,488
Derivatives obligations	31	9,502	8,389	15,200	9,502	8,389	15,200
Other	20	545,553	482,779	656,269	538,782	479,646	680,989
Non-current liabilities		2,543,226	2,938,076	4,377,281	2,579,334	2,970,096	4,411,725
Taxes payable	15	26,786	-	-	38,707	22,284	7,250
Loans and financing	16	1,405,314	1,752,402	1,717,352	1,405,314	1,752,402	1,717,352
Debentures	17	-	-	1,500,000	-	-	1,500,000
Provisions	19	644,085	746,060	896,101	665,856	756,263	899,769
Post-retirement benefit plans liability	30	219,000	191,927	148,770	219,000	191,927	148,770
Derivatives obligations	31	18,542	23,282	22,148	18,542	23,282	22,148
Other	20	229,499	224,405	92,910	231,915	223,938	116,436
Shareholders' equity	21	11,667,114	11,300,302	10,382,230	11,667,114	11,300,302	10,382,230
Capital		6,575,480	6,575,480	6,575,480	6,575,480	6,575,480	6,575,480
Capital reserves		2,733,562	2,733,562	2,733,562	2,733,562	2,733,562	2,733,562
Legal reserve		659,556	659,556	659,556	659,556	659,556	659,556
Accumulated deficit		-	(8,759)	(58,571)	-	(8,759)	(58,571)
Other comprehensive income		4,417	88,817	77,094	4,417	88,817	77,094
Additional dividend proposed		1,694,099	1,251,646	395,109	1,694,099	1,251,646	395,109
Total liabilities and shareholders' equity		19,600,980	20,304,083	19,839,335	19,966,294	20,642,748	20,323,665

The accompanying notes are an integral part of these Financial Statements.

Telecomunicações de São Paulo S.A. - Telesp

Statement of comprehensive income
For the years ended December 31, 2010 and 2009
(In thousands of reais – except earnings per share data)
(A free translation of the original report issued in Portuguese)

	Company		Consolidated	
	2010	2009	2010	2009
Net income for the year	**2,398,836**	**2,204,089**	**2,398,836**	**2,204,089**
Gains (Losses) on available for sale securities	(117,609)	22,251	(117,609)	22,251
Taxes on (gains) losses on available for sale securities	39,987	(7,565)	39,987	(7,565)
Unrealized actuarial (gains) losses and effect of the limitation of surplus plan assets	(54,474)	20,088	(60,585)	25,526
Taxes on unrealized actuarial gains (losses) and effect of the limitation of surplus plan assets	18,522	(6,830)	18,522	(6,830)
Cumulative translation adjustments	(6,778)	(2,963)	(6,778)	(2,963)
Participation in comprehensive income of associates	(6,111)	5,438	-	-
Net Gains (Losses) recognized in equity	(126,463)	30,419	(126,463)	30,419
Comprehensive income for the year	**2,272,373**	**2,234,508**	**2,272,373**	**2,234,508**
Attributable to:				
Participation of non-controlling shareholders	-	-	-	-
Equity holders of the parent company	2,272,373	2,234,508	2,272,373	2,234,508
Basic and diluted comprehensive income per share – common	4.21	4.14	4.21	4.14
Basic and diluted comprehensive income per share – preferred	4.63	4.56	4.63	4.56

Telecomunicações de São Paulo S.A. - Telesp

	Capital	Special goodwill reserve	Capital reserves	Treasure shares	Legal reserve	Retained earnings	Additional proposed dividend	Unrealized gains on available for sale securities, net of tax	Cumulative translation adjustments	Total shareholders' equity
Balances as of January 1, 2009	**6,575,480**	**63,074**	**[illegible],688,207**	**(17,719)**	**659,556**	**(58,571)**	**395,109**	**76,232**	**862**	**10,382,230**
Unclaimed dividends and interest on shareholders' equity, net of taxes						153,673				153,673
Net income for the year						2,204,089				2,204,089
Other comprehensive income						18,696		14,686	(2,963)	30,419
Appropriations:										
Dividends						(470,000)	(395,109)			(865,109)
Interest on shareholders' equity						(514,250)				(514,250)
Withholding tax on interest on						(90,750)				
shareholders' equity										(90,750)
Additional proposed dividend						(1,251,646)	1,251,646			-
Balances at December 31, 2009	**6,575,480**	**63,074**	**[illegible],688,207**	**(17,719)**	**659,556**	**(8,759)**	**1,251,646**	**90,918**	**(2,101)**	**11,300,302**
Unclaimed dividends and interest on						134,440				
shareholders' equity, net of taxes										134,440
Net income for the year						2,398,836				2,398,836
Other comprehensive income						(42,063)		(77,622)	(6,778)	(126,463)
Appropriations:										
Dividends						(196,355)	(1,251,646)			(1,448,001)
Interest on shareholders' equity						(503,200)				(503,200)
Withholding tax on interest on						(88,800)				
shareholders' equity										(88,800)
Additional proposed dividend						(1,694,099)	1,694,099			-
Balances at December 31, 2010	**6,575,480**	**63,074**	**[illegible],688,207**	**(17,719)**	**659,556**	**-**	**1,694,099**	**13,296**	**(8,879)**	**11,667,114**
Number of shares outstanding at the balance sheet date – in thousands										505,841
Book values of shares										23.06

Telecomunicações de São Paulo S.A. - Telesp

	Company		Consolidated	
	2010	2009	2010	2009
Cash flows from operations				
Income before income tax and social contribution	3,413,812	3,124,408	3,425,989	3,209,186
Items that do not affect cash				
Expenses (revenues) not affecting cash	**2,106,207**	**3,128,708**	**2,224,596**	**3,343,779**
Depreciation and amortization	1,653,771	2,281,686	1,913,494	2,505,475
Monetary and exchange variations	(638)	(48,252)	(638)	(49,847)
(Gain) / Loss from equity in earnings of associates	189,047	142,904	(2,889)	(18,788)
(Gain) / Loss on permanent asset disposals	(309,467)	(1,645)	(317,486)	14,374
Provision for doubtful accounts	327,302	426,387	386,340	564,580
Pension and other post-retirement benefits plans	5,187	6,902	4,504	6,433
Interest expense	240,367	316,943	240,367	317,008
Others	638	3,783	904	4,544
(Increase) decrease in operating assets	**(283,371)**	**(824,132)**	**(282,502)**	**(840,295)**
Trade accounts receivable,net	35,558	(301,893)	87,501	(395,235)
Other current assets	2,049	(239,361)	9,776	(188,857)
Other noncurrent assets	(320,978)	(282,878)	(379,779)	(256,203)
Increase (decrease) in operating liabilities	**(813,561)**	**(1,078,513)**	**(835,825)**	**(1,263,197)**
Payroll and related accruals	168,256	(27,358)	166,994	(9,584)
Accounts payable and accrued expenses	48,281	126,146	95,036	80,213
Taxes other than income taxes	100,243	(58,048)	38,215	(64,994)
Other current liabilities	52,190	(262,813)	43,621	(272,808)
Tax, civil and labor provisions	(45,047)	1,688	(33,502)	8,204
Other noncurrent liabilities	(1,579)	132,842	1,301	88,717
Interest paid	(265,792)	(327,909)	(265,792)	(328,370)
Income and social contribution taxes paid	(870,113)	(663,061)	(881,698)	(764,575)

The accompanying notes are an integral part of these Financial Statements.

1. Operations and background

a) Controlling shareholders

Telecomunicações de São Paulo S.A.-Telesp (hereinafter “Telesp” or “Company”), is headquartered at Rua Martiniano de Carvalho, 851, in the capital of the State of São Paulo. Telesp belongs to the Telefonica Group, the telecommunications industry leader in Spain which is also present in several European and Latin American countries. The Company is controlled by Telefónica S.A., which as of December 31, 2010, held total indirect interest of 87.95% of which 85.57% are common shares and 89.13% are preferred shares.

b) Operations

The Company´s basic business purpose is the rendering of fixed wire telephone services in the state of São Paulo under Fixed Switch Telephone Service Concession Agreement - STFC granted by the National Communications Agency (ANATEL), which is in charge of regulating the telecommunications sector in Brazil (Note 1.c). The Company has also authorizations from ANATEL, directly or through its subsidiaries, to provide other telecommunications services, such as data communication to the business market and broadband internet services under the Speedy and Ajato brands, pay TV services (i) by satellite all over the country (Telefonica TV Digital) and (ii) using (MMDS) Multichannel Multipoint Distribution Service technology in the cities of São Paulo, Rio de Janeiro, Curitiba and Porto Alegre. On February 16, 2009, the authorizations for use of 2.5GHz frequency associated with pay TV service by MMDS technology was extended through the year 2024 and await a position from ANATEL regarding the renewal and payment conditions.

The Company is registered with the Brazilian Securities Commission (CVM) as a publicly held company - category A (issuers authorized to negotiate any securities) and its shares are traded on the São Paulo Stock Exchange (BOVESPA). The Company is also registered with the U.S. Securities and Exchange Commission (SEC) and its American Depository Shares (ADSs) - level II, listed only as preferred shares are traded on the New York Stock Exchange (NYSE).

c) The STFC concession agreement

The Company is a concessionaire of the fixed switch telephone service (STFC) to render local and domestic long-distance calls originating in Region 3, which

Telecomunicações de São Paulo S.A. - Telesp

Notes to the financial statements

For the years ended December 31, 2010 and 2009 and January 1, 2009 (In thousands of reais) (A free translation of the original report issued in Portuguese)

comprises the State of São Paulo, in Sectors 31, 32 and 34, established in the General Concession Plan (PGO).

The current Concession Agreement, dated December 22, 2005, in place since January 1, 2006, , awarded as an onerous title, will be valid until December 31, 2025. However, the agreement can be reviewed on May 2, 2011 and December 31, 2015 and 2020. Such condition allows ANATEL to set up new requirements and goals for universalization and quality of telecommunication services, according to the conditions in place at that moment.

The Concession Agreement establishes that all assets owned by the Company which are indispensable to the provision of the services described on such agreement are considered reversible assets and are deemed to be part of the concession assets. These assets will be automatically returned to ANATEL upon expiration of the concession agreement, according to the regulation in force at that moment. On December 31, 2010, the carrying value of reversible assets is estimated at R$6,925,052 (R$6,954,479 in 2009), comprised of switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment.

Every two years, during the agreement’s new 20-year period, public regime companies will have to pay a renewal fee which will correspond to 2% of its prior-year SFTC revenue, net of taxes and social contributions. The next payment will be made in 2011, based on the 2010 STFC net revenues.

d) The telecommunications services subsidiaries and associated companies

A. Telecom S.A.

A. Telecom S.A. is a closely held, wholly-owned subsidiary of the Company. It is engaged primarily in providing the telecommunication and data services and customer internal telephony network maintenance. The principal services are as follows:

(i) Digital Condominium: integrated solution equipment and services for voice transmission, data and images on commercial buildings until December 31, 2009. From that date on these services started being provided by Telesp, as per the restructuring mentioned in note 2.a);

(ii) Installation, maintenance, exchange and extension of new points of internal telephony wire in companies and houses;

(iii) iTelefônica, provider of free internet access;

(iv) Speedy Wi-Fi, broadband service for wireless internet access;

(v) Speedy Corp, broadband provider developed especially for the corporate market;

(vi) Integrated IT solution named “Posto Informático” allowing access to Internet, connection of private networks and rental of IT equipment. Since August 2010 the service of internet access has been provided by Telesp;

(vii)Product At-home solutions, home automation that is among the consulting services and development of automation design and installation and configuration of the solution;

(Viii)Satellite TV services (Direct to Home – DTH) throughout the country and by optical fiber – IPTV (Internal Protocol Television). The DTH is a special type of subscription TV service, which uses satellites for direct distribution of TV and audio signals to subscribers.

Telefônica Sistema de Televisão S.A.

The corporate purpose of Telefônica Sistema de Televisão S.A. (“TST”) is to provide pay-TV services in the form of Multichannel Multipoint Distribution Service (MMDS), as well as telecommunication and internet-based services.

Telefônica Data S.A.

The corporate purpose of Telefônica Data S.A. is to provide and operate telecommunications services, as well as to prepare, implement and deploy projects involving integrated corporate solutions, telecommunication advisory services, technical assistance services, sale, lease and maintenance of telecommunication equipment and networks.

Aliança Atlântica Holding B.V.

A company formed under the laws of the Netherlands in Amsterdam, whose main asset is the ownership of 0.61% of Portugal Telecom, whose shares were sold in June 2010. Currently, the Company held a 50% interest in Aliança Atlântica and Telefónica S.A. held the remaining 50%.The Holding is in foreclosure and consequently the division of the existing assets that are valued at liquidation value is in process.

Companhia AIX de Participações

This company is engaged in both direct and indirect development of activities related to the construction, conclusion and operation of underground fiber optic networks. Currently, Telesp holds a 50% interest in this company.

Companhia ACT de Participações

Companhia ACT is engaged in providing technical assistance for the preparation of the network conclusion project by providing studies to make it more profitable, as well as to inspect the activities in progress related to the project. Currently, Telesp holds a 50% interest in this company.

2. Corporate events in 2009 and 2010 a) Corporate restructuring involving A.Telecom S.A.

By resolution of the General Shareholders’ Meeting held on December 30, 2009, A.Telecom was split off, and its split-off portion was later merged into the Company. This transaction comprised the transfer of fixed assets items and rights related to part of the A.Telecom customer portfolio. The net assets merged into Telesp amounted to R$99,293.

b) Merger of TS Tecnologia da Informação Ltda.

On May 22, 2009, the subsidiary TS Tecnologia da Informação Ltda. was merged into its parent company Telefônica Data S.A., for its book value, according to a valuation report. This company ceased to exist after the merger.

c) Other events

The managements of Vivo Participações S.A. (“Vivo Part.”) and Telecomunicações de São Paulo S.A. – Telesp ("Telesp") (collectively referred to as “Companies”), under and for the purpose of CVM Rules No. 319/99 and No. 358/02, state that on December 27, 2010, their corresponding Boards of Directors approved a corporate restructuring proposal regarding the merger of Vivo Part. shares with Telesp, so as to unify the Companies’ share base (“Corporate Restructuring”) as relevant fact published in the newspaper “Valor Econômico” on 12/28/2010 and on 12/29/2010 in the “Diário Oficial” of the state of São Paulo.

The Corporate Restructuring aims to simplify the corporate structure of both Companies, both publicly-held and listed on BM&FBOVESPA (São Paulo stock exchange) and with American Depositary Receipts (“ADRs”) traded in the United States of America, which provides to their corresponding shareholders interest in only one company with shares traded on Brazilian and international stock exchanges, providing higher liquidity. In addition, Corporate Restructuring will rationalize the

Company’s cost structure and will help in integrating businesses and generating synergies arising there from, with positive impacts on the Companies. The Companies’ managements will follow the recommendations contained in CVM Guidance Report No. 35/08 and, accordingly, special independent committees (Special Committees) were organized in Vivo Part. and in Telesp, so as to negotiate the exchange ratio of shares and express themselves on other Corporate Restructuring conditions which may be proposed, and later submit their recommendation to the Companies’ Board of Directors.

Furthermore, financial advisors and specialized companies will be engaged to conduct supplementary studies related to the operation and to prepare Companies’ assessment reports, which will be considered a parameter to set up the exchange ratio of shares and capital increase arising from share merger and also for the purpose of article 264 of Law No. 6404/76.

The Restructuring will be subject to the approval of shareholders at the Extraordinary General Meetings, specially required for this purpose, ensuring the right to withdraw the dissenting shareholders, as provided by law.

3. Basis of presentation of the financial statements

The accompanying individual and consolidated financial statements as of December 31, 2010 and 2009 were prepared in accordance with accounting practices adopted in Brazil, which comprise the provisions of corporate legislation set forth in Law No. 6,404/76, as amended by Law no. 11,638/07 and by Law no. 11,941/09, and the standards established by the Brazilian Securities Commission (CVM) and pronouncements, interpretations and guidelines issued by the Brazilian Accounting Pronouncements Board (CPC) as of December 31, 2010.

Under CVM Rule No. 457/2007, publicly traded companies must present consolidated financial statements for the fiscal year 2010, as well as comparative information for fiscal year 2009, in accordance with technical pronouncements issued by the International Accounting Standards Board – IASB, based on the pronouncements issued by the CPC and approved by the Brazilian Securities and Exchange Commission (CVM), which are aligned with International Financial Reporting Standards.

The Company states that the consolidated financial statements are in full compliance with International Financial Report Standards (IFRS), as issued by the IASB and also in accordance with pronouncements, interpretations and guidelines issued by the CPC in force on December 31, 2010 (CPCs).

The effects from first time adoption of the International Financial Reporting Standards are shown in Note 3.1. The Company has not applied early adoption of any new pronouncement issued by IASB with mandatory effective date after December 31, 2010

(Note 4.1).

The individual an consolidated financial statements and consolidated accounts have the same result and shareholders' equity.

Approval of the financial statements occurred in the executive committee meeting held on January 31, 2011.

3.1 First-time adoption of IFRS and pronouncements issued by the CPC

The preparation of individual and consolidated financial statements under IFRS and CPCs requires certain modifications to the presentation and assessment that were being applied until December 31, 2009, as some IFRS and CPC principles and requirements differ substantially from the accounting practices adopted until then in Brazil

Adjustment of the consolidated information to IFRS has been carried out by applying IFRS 1 – First Time Adoption of International Financial Reporting Standards (CPC 37R and CPC 43R1) which deal with first time adoption of IFRS. The Company prepared the opening balance sheet using 1/1/2009 as the transition date (base date 12/31/2008).

As required by IFRS 1 (CPC 37R), for the preparation of financial statements for all periods presented, the Company applied the rules in force on December 31, 2010, except for the exceptions provided for in that rule.

OPENING BALANCE SHEET AS OF 01/01/2009 (CONSOLIDATED)	PUBLISHED BRGAAP BALANCE	RECLASSIFICATIONS (NOTE 3.1.2 f)	ADJUSTMENTS IFRS	NOTE 3.1.2	IFRS BALANCE SHEET
					Opening Balance
Current assets	**6,459,832**	**(584,300)**	**2,935**		**5,878,467**
Cash and cash equivalents	1,741,006	-	-		1,741,006
Trade accounts receivable, net	3,152,831	-	-		3,152,831
Recoverable taxes	1,032,517	(584,300)	-		448,217
Inventories	164,410	-	-		164,410
Derivatives	95,747	-	-		95,747
Other	273,321	-	2,935	c	276,256
Noncurrent assets	**13,532,177**	**884,963**	**28,058**		**14,445,198**
Trade accounts receivable, net	61,563	-	-		61,563
Deferred and recoverable taxes	845,240	116,199	29,003	e	990,442
Escrow deposits	711,300	431,228	-		1,142,528
Other	156,312	-	-		156,312
Investments	301,830	-	-		301,830
Property, plant and equipment, net	9,868,933	-	-		9,868,933
Intangible assets, net	1,586,999	337,536	(945)		1,923,590
Total assets	**19,992,009**	**300,663**	**30,993**		**20,323,665**
Current liabilities	**5,846,874**	**11,823**	**(328,987)**		**5,529,710**
Loans and financing	502,503	-	-		502,503
Debentures	16,339	-	-		16,339
Trade accounts payable	2,314,698	-	-		2,314,698
Taxes payable	926,437	11,823	-		938,260
Dividends and interest payable to shareholders	1,153,670	-	(395,109)	d	758,561
Payroll and related accruals	174,672	-	-		174,672
Provisions	128,488	-	-		128,488
Derivatives obligations	15,200	-	-		15,200
Other	614,867	-	66,122	b	680,989
Non-current liabilities	**4,099,443**	**288,840**	**23,442**		**4,411,725**
Loans and financing	1,717,352	-	-		1,717,352
Debentures	1,500,000	-	-		1,500,000
Taxes payable	47,401	67,585	-		114,986
Provisions	570,778	221,255	-		792,033
Post-retirement benefit plans liability	148,770	-	-		148,770
Derivatives obligations	22,148	-	-		22,148
Other	92,994	-	23,442	b	116,436
Shareholders' equity	**10,045,692**	**-**	**336,538**		**10,382,230**
Capital	6,575,480	-	-		6,575,480
Special goodwill reserve	63,074	-	-		63,074
Capital reserve	2,670,488	-	-		2,670,488
Legal reserve	659,556	-	-		659,556
Accumulated deficit	-	-	(58,571)		(58,571)
Additional porposed dividend	-	-	395,109	d	395,109
Other comprehensive income	77,094	-	-		77,094
Total liabilities and shareholders' equity	**19,992,009**	**300,663**	**30,993**		**20,323,665**

OPENING BALANCE SHEET AS OF 01/01/2009 (COMPANY)	PUBLISHED BRGAAP BALANCE SHEET	RECLASSIFICATIONS (NOTE 3.1.2 f)	ADJUSTMENTS CPCs	NOTE 3.1.2	CPCs BALANCE SHEET
					Opening Balance Sheet
Current assets	**5,870,998**	**(582,167)**	**2,807**		**5,291,638**
Cash and cash equivalents	1,597,606	-	-		1,597,606
Trade accounts receivable, net	2,853,548	-	-		2,853,548
Recoverable taxes	925,877	(582,167)	-		343,710
Inventories	114,735	-	-		114,735
Derivatives	80,214	-	-		80,214
Other	299,018	-	2,807	c	301,825
Noncurrent assets	**13,639,320**	**880,191**	**28,186**		**14,547,697**
Deferred and recoverable taxes	835,452	114,065	29,003	e	978,520
Escrow deposits	678,583	428,589	-		1,107,172
Other	109,363		-		109,363
Investments	1,353,640	1,064,644	129		2,418,413
Property, plant and equipment, net	9,115,239	-	-		9,115,239
Intangible assets, net	1,547,043	(727,107)	(945)		818,991
Total assets	**19,510,318**	**298,024**	**30,993**		**19,839,335**
Current liabilities	**5,399,517**	**9,294**	**(328,987)**		**5,079,824**
Loans and financing	454,188	-	-		454,188
Debentures	16,339	-	-		16,339
Trade accounts payable	2,030,787	-	-		2,030,787
Taxes payable	847,363	9,294	-		856,657
Dividends and interest payable to shareholders	1,153,670	-	(395,109)	d	758,561
Payroll and related accruals	163,372	-	-		163,372
Provisions	128,451	-	-		128,451
Derivatives obligations	15,200	-	-		15,200
Other	590,147	-	66,122	b	656,269
Non-current liabilities	**4,065,109**	**288,730**	**23,442**		**4,377,281**
Loans and financing	1,717,352	-	-		1,717,352
Debentures	1,500,000	-	-		1,500,000
Taxes payable	40,151	67,585	-		107,736
Provisions	567,220	221,145	-		788,365
Post-retirement benefit plans liability	148,770	-	-		148,770
Derivatives obligations	22,148	-	-		22,148
Other obligations	69,468	-	23,442	b	92,910
Shareholders' equity	**10,045,692**	**-**	**336,538**		**10,382,230**
Capital	6,575,480	-	-		6,575,480
Special goodwill reserve	63,074	-	-		63,074
Capital reserve	2,670,488	-	-		2,670,488
Legal reserve	659,556	-	-		659,556
Accumulated deficit	-	-	(58,571)		(58,571)
Additional proposed dividend	-	-	395,109	d	395,109
Unrealized gains on available for sale securities net of tax	76,232	-	-		76,232
Cumulated translation adjustments	862	-	-		862
Total liabilities and shareholders' equity	**19,510,318**	**298,024**	**30,993**		**19,839,335**

3.1.1 Exemptions and exceptions applied for first-time adoption of IFRS in the opening balance sheet

IFRS 1 (CPC 37R) provides for certain elective exemptions for retroactive adoption of IFRS in the opening balance sheet. In this regard, the options selected by the Company on the transition date are as follows:

IFRS 3 (CPC 15) – Business combinations

The Company has elected to apply IFRS 3(R) (CPC 15), Business Combinations, prospectively from the transition date. Therefore, business combinations occurring prior to January 1, 2009 were not restated. As such, the goodwill balance in Intangible Assets reflects the net balance presented in accordance with accounting practices adopted in Brazil at December 31, 2008 and has not been adjusted for any impairment.

IAS 16 (CPC 27) – Fair value or revaluation of property, plant and equipment as deemed cost

The Company has elected not to restate its fixed and intangible assets at their fair value. This is justified by: (i) the periodic renewal of its investments in plant, following the technological evolution; (ii) the fact that the cost method, less provision for losses is the best method to measure fixed assets and intangible assets of the Company; (iii) the fact that the Company has a segregation of assets in well-defined classes and related to its operating activities and (iv) the fact that the Company has effective controls over fixed and intangible assets that enable prompt identification of losses and the need for changes in estimated useful life of assets. Consequently, fixed and intangible assets were held by the same acquisition cost in accordance with accounting practices adopted in Brazil on December 31, 2008.

Exceptions to the retrospective application according to IFRS 1 (CPC 37R and CPC 43R1) are not applicable to the Company.

The reconciliation of (i) consolidated shareholders’ equity as of January 1, and December 31, 2009, (ii) net income and (iii) comprehensive income for the year ended December 31, 2009, as well as a brief description of the major differences between accounting practices adopted in Brazil until December 31, 2009 and IFRS (CPC’s) are presented below:

Reconciliation of consolidated shareholders' equity as of January 1, 2009 and December 31, 2009:

Reconciliation of comprehensive income for the year ended December 31, 2009.

3.1.2 Main differences that impacted the financial statements on the transition date and on December 31,2009

a) Business combinations

In connection with transactions that involve business combinations until December 31,2008, the Company elected not to apply IFRS 3(R) (CPC 15) – Business Combinations requirements retrospectively, maintaining the same accounting treatment applied on the previous GAAP until December 31,2008 which effects are presented in the consolidated balance sheet as intangible assets. No operations involving business combinations were conducted in 2009 and 2010.

b) Revenue recognition

According to IAS 18 (CPC 30) - Revenue, which addresses revenue recognition, revenues from services rendered must be recognized according to the period in which the service is rendered. According to BRGAAP, revenue from activation fees was recognized upon connection of the client to the network. For IFRS purposes, revenue from activation fees is deferred and recognized in income throughout the average estimated customer relationship period. This difference in revenue recognition accounting policies resulted in the recognition of a liability (deferred revenue) in the opening balance sheet at 1/1/2009 to reflect the portion of revenue from activation fees that will be recognized in future periods.

c) Post-employment benefits

The Company maintained BRGAAP accounting policy whereby actuarial gains and losses are immediately recognized. Under BRGAAP, actuarial gains or losses were immediately recognized in P&L, whereas for IFRS purposes (IAS19 (CPC33) – Employee Benefits), such gains and losses are allowed to be recognized in Shareholders’ equity (Other Comprehensive Income).

Concerning overfunded pension plans, according to BRGAAP, employee benefits assets may only be recorded if there is evidence that the surplus will be reimbursed to the sponsor. For this reason, according to the plan’s characteristics, such surplus was not recognized. As per IFRS and CPC’s, assets from overfunded defined benefit pension plans are recognized by the amount of surplus or by the present value of the future contributions to be made by the Company , whichever is shorter.

d) Additional proposed dividends

According to the Interpretation IFRIC 17 – Distribution of Non-cash assets to owners – a dividends payable shall be recognized as liability upon effective approval by the board of directors. Under previous GAAP, profit for the year not yet approved by the board of directors should be recognized as liability. According to IFRS, dividends proposed above the minimum required by the Article of Incorporation that has not been approved by the Ordinary General Shareholders’ Meeting shall be maintained in shareholders’ equity, under a specific account (additional dividends proposed).

e) Income taxes

Deferred income and social contribution taxes were accrued on the previously mentioned adjustments, as applicable.

f) Reclassifications

There are other accounting standards adopted for IFRS purposes which differ from their equivalents adopted in Brazil and which do not affect shareholders’ equity but only presentation of balance sheet. The adjustments carried out refer to the following:

- Reclassifications of escrow deposits related to liabilities (provisions) – For BRGAAP purposes, liabilities and provision balances were presented net of the corresponding escrow deposits. For IFRS and CPC’s purposes, such offset is not permitted; therefore, the escrow deposits must remain in assets;

- Reclassifications of deferred income and social contribution taxes – BRGAAP required the segregation of deferred tax items in the balance sheet into current and non-current. For IFRS and CPC’s purposes, deferred income and social contribution tax assets and liabilities must be recorded as non-current.

4. Summary of principal accounting practices

a) Trade accounts receivable, net: are stated at the rendered service value according to the contracted conditions adjusted by the estimated amount of eventual losses.

This caption also includes accounts receivable from services rendered but not yet billed at the balance sheet date. Allowance for doubtful account is recorded in order to cover eventual losses and mainly considers expected losses.

b) Inventories: are stated at average acquisition cost, net of allowance for reduction to net realizable value. This corresponds to items for use, maintenance or resale, and the latter includes basically equipment for finance lease operations (see note 4.f.)

c) Investments: equity interests in associates, jointly controlled, affiliated companies and investments in affiliates over which it exercises significant influence are stated by the equity method in the individual financial statements. In the consolidated financial statements, investments in subsidiaries are fully consolidated and investments in jointly controlled subsidiaries are consolidated proportionally. The date for equity method and consolidation purposes is December 31 of each year.

The list of subsidiaries for 2010 and 2009 is as follows:

In consolidation, all assets, liabilities, revenues and expenses resulting from intercompany transactions and equity holdings between the Company and its subsidiaries have been eliminated.

The exchange rate variation on the shareholders’ equity of the jointly controlled Aliança Atlântica are recognized in the shareholders’ equity as cumulated translation adjustment.

d) Property, plant and equipment: this item is measured at acquisition and/or construction cost, less accumulated depreciation and any impairment losses, if applicable. Asset costs are capitalized until the asset becomes operational.

Costs incurred after the asset becomes operational are immediately expensed,

under the accrual method of accounting. Expenses that represent asset improvement (expanded installed capacity or useful life) are capitalized.

Depreciation is calculated under the straight-line method based on the estimated useful lives of the assets, which is based on technical studies that are regularly reviewed (see Note 12 – Property, plant and equipment).

e) Intangible assets (including goodwill): these are stated at acquisition and/or construction cost, less accumulated amortization and any impairment losses, if applicable.

Intangible assets with finite lives are amortized on the straight-line basis over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized but tested for impairment annually or when there is an indication that their carrying amount may not be recovered.

The Company’s goodwill, which arose from the acquisition of investments occurred until December 31, 2008, are based on future profits and are treated as intangible assets with indefinite useful lives. In order to validate the absence of impairment, the Company assesses the recoverable value of the cash generating unit to which goodwill refers.

f) Leases: agreements providing for use of specific assets are subject to analysis so as to identify the accounting treatment applicable to lease arrangements.

Agreements in which the lessor substantially transfers the underlying risks and benefits to the lessee are classified as finance lease.

The Company has agreements classified as finance lease from both the lessor’s and lessee’s standpoint. As a lessor, subsidiary A.Telecom has equipment lease agreements (Posto Informático), for which it recognizes revenue on the installation date at the present value of the agreement installments, matched against Accounts Receivable. As a lessee in agreements classified as finance lease, the Company records a fixed asset item, classified according to its nature, at the beginning of the lease term, at the present value of the agreement minimum mandatory installments matched against Other Liabilities. The difference between the nominal value of the installments and the accounts receivable/payable recorded is recognized as financial income/expense under the effective interest rate method based on the contract term.

Agreements in which the lessor retains a substantial part of risks and benefits are deemed as operating lease, and their effects are recognized in P&L for the year throughout the contractual term.

g) Asset recoverability analysis: Management reviews at least annually the net book value of assets (including property, plant and equipment, goodwill and intangible assets, among others) in order to evaluate events or changes in economic, technological or operating circumstances, which may indicate asset impairment or loss in its carrying amount. When such evidence is identified, the realizable amount is estimated as the higher of fair value less selling costs and value in use. To determine the value in use, future cash flows generated through the use of the asset or its cash-generating unit, as appropriate, are estimated and discounted to present value using a discount rate before tax that reflects the current market conditions for the time value of money and risks associated with the specific asset. When the net book value exceeds the realizable value, a provision for impairment is set up adjusting the net book value to realizable value.

h) Financial Instruments, cash and cash equivalents:

Initial recognition and subsequent measurement

(i) Cash and cash equivalent

Includes cash, credit balances in bank accounts and investments redeemable within 90 days of the date of acquisition with immediate liquidity.

(ii) Financial Assets

Initial recognition and measurement

Financial assets are classified as financial assets at fair value through profit or loss, loans and receivables, investments held to maturity, available for sale financial assets or as derivatives, designated as hedging instruments in an effective hedge as appropriate. The Company determines the classification of its financial assets upon their initial recognition, when they become part of the contractual provisions of the instrument. Financial assets are initially recognized at fair value plus, in the case of investments not classified as at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Sales and purchases of financial assets that require delivery of goods within a time frame established by regulation or market convention (regular way trades) are recognized on the transaction date, i.e. the date that the Company commits to buy or sell the asset. The Company's financial assets include cash and cash equivalents, trade accounts receivable and other receivables, quoted and unquoted financial instruments and derivative financial instruments.

Subsequent measurement

Subsequent measurement of financial assets depends on their classification as follows:

Financial assets at fair value through profit or loss

This category includes derivative financial instruments entered into by the Company that do not meet the hedge accounting criteria as defined by the corresponding standard. Financial assets at fair value through profit or loss are presented in the balance sheet at fair value, with corresponding gains or losses recognized in the income statement. The Company has not designated any financial asset upon initial recognition at fair value through profit or loss.

Receivables

Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such assets are carried at amortized cost using the effective interest rate method, less impairment, if and when applicable. Amortized cost is calculated by taking into account any discount or premium in the acquisition and fees or other costs incurred. Amortization under the effective interest method is included in financial income in the income statement. The losses arising from impairment are recognized as financial expense in the income statement, if and when applicable.

Available for sale financial assets

Available for sale financial assets are those non-derivative financial assets that are not classified as (a) loans and receivables, (b) held to maturity investments or (c) financial assets at fair value through profit or loss. These financial assets include equity instruments.

After initial measurement, available for sale financial assets are measured at fair value with unrealized gains or losses recognized directly in the available for sale reserve within the group of other comprehensive income until the investment is derecognized, excepted cases of impairment losses. . When the investment is derecognized or when impairment is detected, the cumulative gains or losses previously recognized in other comprehensive income should be recognized in the statement of income.

The fair value of available for sale financial assets in foreign currency is measured and converted into foreign currency using the spot exchange rate prevailing at the date of the financial statements. The changes in fair value attributable to translation differences are recognized directly in equity.

Derecognition

A financial asset (or, where appropriate, a part of a financial asset or part of a group of similar financial assets) is derecognized when: • The rights to receive cash flows from the asset have expired; • The Company transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the cash flows received in full, without significant delay to a third party under a pass-through agreement, and (a) the Company has transferred substantially all risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all risks and rewards related to the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through agreement and has neither transferred nor retained substantially all risks and rewards related to the asset, the asset is recognized to the extent of the Company's continuing involvement in the asset.

In this case, the Company also recognizes an associated liability. The transferred asset and associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at original book value of the asset or the maximum amount of consideration that may be required of the Company, whichever is lower.

(iii) Impairment of financial assets

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or group of financial assets is impaired. A financial asset or group of financial assets is considered to be impaired if and only if, there is objective evidence of impairment as a result of one or more events that have happened after the initial recognition of the asset (an incurred “loss event”) and a loss event has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reasonably estimated.

Financial assets carried at amortized cost

In relation to the financial assets carried at amortized cost, the Company first assesses individually if there is objective evidence for impairment for each financial asset that is individually significant, or collectively for financial assets that are not individually significant. If the Company concludes that there is no evidence of impairment for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a joint assessment for impairment.

When there is objective evidence of the occurrence of impairment, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future expected credit losses not yet incurred).

The carrying amount of the asset is reduced through the use of an allowance account, and the impairment amount is recognized in the income statement. Interest income continues to be accrued on the reduced carrying amount based on the original effective interest rate for the asset. The loans, together with the associated allowance are written off when there is no realistic prospect of their future recovery and all guarantees have been realized or transferred to the Company. If in a subsequent year the estimated impairment amount increases or decreases due to an event occurring after the recognition of impairment, previously recognized impairment is increased or reduced by adjusting the allowance account. In the event of any future recovery of a written off amount, the recovery is recognized in the income statement.

Available for sale financial investments

For financial instruments classified as available for sale, the Company analyzes whether there is any objective evidence that the investment is recoverable at each balance sheet date. For investments in equity instruments classified as available for sale, objective evidence includes a significant and prolonged decline in the fair value of investments below theis cost. When there is evidence of impairment, the cumulative loss, measured as the difference between the acquisition cost and current fair value, less any impairment loss that has been previously recognized in income, is reclassified from shareholders’ equity to the income statement.

Increases in fair value after the recognition of impairment are recognized directly in comprehensive income.

(iv) Financial liabilities

Initial recognition and measurement

Financial liabilities are classified as financial liabilities at fair value through profit or loss, loans and financing or as derivatives classified as hedge instruments, as appropriate. The Company determines the classification of its financial liabilities upon their initial recognition. Financial liabilities are initially recognized at fair value and, in the case of loans and financing, are increased by the cost directly related to the transaction. The Company's financial liabilities include accounts payable to suppliers, loans and financing and derivative financial instruments.

Subsequent measurement

Measurement of financial liabilities depends on their classification, which may be as follows:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss includes financial liabilities designated at initial recognition at fair value through profit or loss. This category also includes derivative financial instruments entered into by the Company that do not meet the criteria for hedge accounting as defined by the corresponding standard. The Company has not designated any financial liability upon initial recognition at fair value through profit or loss.

Loans and financing

After initial recognition, loans and financing subject to interest are subsequently measured at amortized cost, using the effective interest rate method. Gains and losses are recognized in the income statement when the liabilities are derecognized as well as during the amortization process using the effective interest rate method.

Derecognition

A financial liability is derecognized when the obligation is discharged, cancelled or expires. When an existing financial liability is replaced by another from the same lender with substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in corresponding carrying amounts is recognized in the income statement.

(v) Offsetting of Financial instruments

Financial assets and liabilities are presented net in the balance sheet if, and only if, there is a currently enforceable legal right to offset the recognized amounts and if there is an intention of offsetting or realizing the asset and settling the liability simultaneously.

(vi) Fair value of financial instruments

The fair value of financial instruments actively traded in organized financial markets is determined based on quoted-market prices at the close of business on the balance sheet date, without deduction of transaction costs.

The fair value of financial instruments for which there is no active market is determined using valuation techniques. Techniques may include using recent market transactions (on an arm’s length basis); reference to the current fair value of a similar instrument, such as discounted cash flow analysis or other valuation models.

i) Derivative financial instruments and hedge accounting:

Initial recognition and subsequent measurement

The Company uses derivative financial instruments such as currency swaps to provide protection against the risk of changes in exchange rates. Derivative financial instruments designated as hedge transactions are initially recognized at fair value on the date on which the derivative contract is signed and subsequently are remeasured at fair value. Derivatives are carried as financial assets when the instrument's fair value is positive and as financial liabilities when the fair value is negative. Any gains or losses arising from changes in the fair value of derivatives during the year are recorded directly in income. For the purposes of hedge accounting, the Company's contracts were classified as fair value hedges to provide protection against exposure to changes in the fair value of an identified part of certain liabilities that are attributable to a particular risk (exchange variation) and can affect net income. At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting, as well as the objective and risk management strategy for undertaking the hedge. The documentation includes identification of the hedge instrument, the item or transaction being hedged, the nature of the risk being hedged, the nature of the risks excluded from the hedge, the prospective statement of the effectiveness of the hedge relationship and the way in which the Company will assess the effectiveness of the hedge instrument for the purpose of offsetting the exposure to changes in fair value of the hedged item. Such hedges are expected to be highly effective in offsetting changes in fair value and are being continually assessed to determine whether they were actually highly effective over all the financial reporting periods for which they were designated.

Fair value hedges which meet the criteria for their accounting are recorded as follows: The gain or loss resulting from changes in fair value of a hedge instrument shall be recognized in income. The gain or loss resulting from the hedged item attributable to the hedged risk should adjust the recorded amount of the hedged item to be recognized in income. The changes in fair value of the hedge instrument and changes in fair value of the hedged item attributable to the hedged risk are recognized in the line of the income statement related to the hedged item.

Current versus non-current classification

Derivative instruments that are not designated and effective hedging instruments are classified as current or non-current or segregated into current or non-current portions based on an evaluation of the contracted cash flows.

• When the Company maintains a derivative as an economic hedge (and does not apply hedge accounting) for a period exceeding 12 months after the balance sheet date, the derivative is classified as non-current (or segregated into current or non-current portions), consistently with the classification of the corresponding item.

• Derivative instruments that are designated as, and are effective hedging instruments are classified consistently with the classification of the corresponding hedged item. The derivative instrument is segregated into current or non-current portions only when a reliable allocation can be made.

j) Provisions: These are recognized for those cases in which at the balance sheet date it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are presented by the gross amount, without considering the respective escrow deposits and are classified as labor, civil and tax. Escrow deposits are classified as assets, since the presentation of provisions net of escrow deposits are not met.

k) Post-retirement benefit plans: The Company sponsors pension plans for individual employees and retirees as well as multi-sponsored health care plans for former employees. Actuarial liabilities relating to defined-benefit plans were calculated using the projected unit credit method. Actuarial gains and losses are immediately recognized in comprehensive income.

For plans with defined contribution features, the obligation is limited to the payment of contributions, which are recognized in income on the accrual basis.

The defined benefit asset or liability to be recognized in the financial statements comprises the present value of the defined benefit obligation, less cost of past services not yet recognized and less the fair value of plan assets that will be used to settle the obligations. Plan assets are assets held by a closed pension fund. Plan assets are not available to creditors of the Company nor can they be paid directly to the Company. The fair value is based on market price information and in the case of quoted securities, it is the published purchase price. The value of any defined benefit asset recognized is limited to the sum of any past service cost not yet recognized and the present value of any economic benefit available in the form of reductions in future contributions to the plan.

l) Other assets and liabilities: an asset is recognized in the balance sheet when it is more likely than not that its future economic benefits will be generated on behalf of the Company and its subsidiaries and its cost or value can be reliably measured.

A Liability is recognized in the balance sheet when the Company and its subsidiaries have a legal or constructive obligation arising from past events.

Assets and liabilities are classified as current when their realization or settlement is likely to occur within the next twelve months. Otherwise, they are considered to be noncurrent.

m) Revenue recognition: revenues related to Telecommunications services rendered are recorded on the accrual basis based on the contractual terms. Revenue unbilled from the date of the last billing until the date of the balance sheet is recognized in the month the service is rendered.

The Company's revenues consist primarily of voice and data telecommunication services and additional services that are offered to customers through traffic packages with fixed price (monthly) or according to customers’ traffic consumption.

Revenue from the sales of cards for public telephones is deferred and recognized in income as the cards are utilized based on consumption estimates.

Income from equipment under lease agreements classified as finance leases is recognized upon equipment installation, when the risk is actually transferred. Income is recognized for the present value of future minimum lease payments.

Revenues from sales and services are subject to the following taxes and contribution taxes: State VAT - ICMS, Social Contribution Taxes on Gross Revenue for Social Integration Program - PIS, Social Security Financing - COFINS and Service Tax– ISS.

n) Foreign-currency-denominated balances and transactions: the Company’s functional currency is the Brazilian real (R$). Foreign currency transactions are recorded at the prevailing exchange rate at date of the transaction. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Exchange differences resulting from foreign currency transactions were recognized in financial income and financial expenses.

o) Income tax and social contribution: income tax and social contribution expenses include the effects of current and deferred taxes.

The carrying amount of current income tax assets and liabilities for the current period and prior periods represent the amount expected to be recovered from or paid to tax authorities. The tax rates and tax legislation used to calculate the amounts are those enacted or substantially enacted at the balance sheet date. In the balance sheet the current income taxes are stated net of the amounts paid during the year.

Deferred tax assets are obtained using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying values for financial reporting purposes.

At the balance sheet date, deferred tax assets are recognized to the extent that their future realization is assessed as more likely than not based on the future taxable income.

The deferred tax assets and liabilities are classified in the balance sheet as noncurrent, regardless of the expected realization. The tax effects of items recorded directly in shareholders’ equity are recognized in equity.

p) Concession agreement’s renewal fee: it is a fee which will be paid each odd years during the term the concession agreement is in force, equivalent to 2% of its prior-year SFTC net revenue, according to the contract. The corresponding expense is recognized proportionally over each biennium concerned (Note 23).

q) Accounting estimates: The preparation of the financial statements requires management to make judgments and estimates and adopt assumptions that affect the reported amounts of revenue, expenses, assets and liabilities and the disclosure of contingent liabilities at balance sheet date. However, uncertainty relating to these assumptions and estimates could result in outcomes that would require significant adjustment to the carrying value of the asset or liability affected in future periods.

The main assumptions concerning the future and other important sources of estimation uncertainty at the balance sheet date, which have a significant risk of causing a significant adjustment in the carrying value of assets and liabilities within the next financial year are discussed below:

Impairment of non-financial assets

An impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable value, which is the higher of its fair value less selling costs and its value in use. The calculation of fair value less selling costs is based on information available from binding sales transactions of similar assets or observable market prices less additional costs for disposing of the asset. The calculation of value in use is based on the discounted cash flow method. Cash flows are derived from the budget for the next ten years and do not include restructuring activities that the Company is not yet committed to or significant future investments that will improve the assets performance of the cash-generating unit being tested. The recoverable value is sensitive to the discount rate used in the discounted cash flow method, as well as the expected future cash inflows and the growth rate used for extrapolation purposes.

Taxes

There are uncertainties regarding the interpretation of complex tax regulations and the amount and timing of future taxable income. The Company records provisions, based on reasonable estimates, for possible consequences of audits by tax authorities of the jurisdictions in which it operates. The amount of these provisions is based on several factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the tax authority in charge. Such differences of interpretation may arise in a wide variety of subjects, depending on the conditions prevailing in the jurisdiction in which the Company operates.

Post-employment benefits

The cost of defined benefits pension plans and other post-employment health care benefits and the present value of pension obligations are determined using actuarial valuation methods. An actuarial valuation involves the use of assumptions about discount rates, expected rates of return on assets, future salary increases, mortality rates and future increases in pension benefits. The defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each balance sheet date.

The mortality rate is based on mortality tables available in Brazil. Future increases in wages and pension benefits are based on expected future inflation rates for Brazil.

For more details on the assumptions used, see Note 30.

Fair value of financial instruments

When the fair value of financial assets and liabilities presented in the balance sheet cannot be obtained in active markets, it is determined using valuation techniques including the discounted cash flow method. The input for these methods is taken from observable markets when possible. However, when this is not possible, a certain level of judgment is required in establishing fair values. This judgment

Telecomunicações de São Paulo S.A. - Telesp

Notes to the financial statements

For the years ended December 31, 2010 and 2009 and January 1, 2009 (In thousands of reais) (A free translation of the original report issued in Portuguese)

includes consideration of data used, liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the fair value of financial instruments.

Provisions for tax, civil and labor risks

The Company recognizes a provision for civil, labor and tax claims. The assessment of probability of loss includes evaluation of available evidence, the hierarchy of laws, available case law, most recent court decisions and their relevance in the legal system, as well as the evaluation of outside counsel. Provisions are reviewed and adjusted to take into account changes in circumstances, such as applicable statutes of limitation, conclusions of tax audits or additional exposures identified based on new issues or judicial rulings.

r) Statements of cash flows and of added value: The statements of cash flows were prepared using the indirect method and reflect changes in cash over the stated years. The terms used in the statements of cash flows are as follows:

• Operating activities: refer to the main transactions performed by the Company and its subsidiaries and activities other than investment and financing;

• Investing activities: refer to additions and dispositions of noncurrent assets and other investments not included in cash and cash equivalents;

• Financing activities: refer to activities resulting in changes in equity and loans.

The statement of value added is presented as additional information in compliance with Brazilian corporation law. Its purpose is to highlight the resources created by the Company during the year and demonstrate its distribution among the different stakeholders.

4.1 NEW PRONOUNCEMENTS AND INTERPRETATIONS ISSUED BY IASB

As of the date of issuance of these consolidated financial statements, the following pronouncements and interpretations issued by the IASB were published, but were not mandatory for the fiscal year 2010:

The Company is analyzing the impacts resulting from the application of these standards, amendments and interpretations. Based on preliminary analysis, the Company does not expect any significant impact on the consolidated financial statements as a consequence of the initial adoption of such new accounting pronouncements and interpretations.

Short-term investments are basically CDB (Bank Deposits Certificate), indexed under CDI (Inter-bank Deposits Certificate) rate variation, which are readily liquid and maintained with reputable financial institutions.

Changes in Allowance for doubtful accounts

Subsidiary A.Telecom offers “Posto Informático”, a product that consists of the lease of IT equipment to small- and medium-sized companies for fixed installments received over the agreed term. Considering the related contractual conditions, the Company classified this product as “Finance Lease” in its December 31, 2010 and 2009 financial statements (Note 4.f).

The consolidated accounts receivable as of December 31, 2010 and 2009 reflect the following effects:

There are neither unsecured residual values that produce benefits to the lessor nor contingent payments recognized as revenues during the year.

(*) Includes the inventory of IT equipments.

The allowance for reduction to recoverable value and obsolescence takes into account timely analyses carried out by the Company.

8.2 Deferred taxes

The Company recognized deferred income and social contribution tax assets considering the existence of taxable income in the last five fiscal years and the expected generation of future taxable based on a technical feasibility study, approved by the Board of Directors on December 14, 2010.

The Company estimates the realization of the deferred taxes as of December 31, 2010 as follows:

The recoverable amounts above are based on projections subject to changes in the future.

Tax losses and temporary differences in the respective amounts of R$123,597 and R$83,777 (R$106,166 and R$109,670 as of December 31, 2009), respectively, were not recognized as deferred tax assets by the subsidiaries as of December 31, 2010 in view of the unlikely generation of future taxable profits.

Changes in deferred income and social contribution tax assets

a) Refers to receivables from Barramar S.A., registered in Companhia AIX de Participações, net of allowance for losses.

See note 19. Provisions for further details of the matters that gave rise to these deposits.

(*) Other investments are measured at fair value.

The Company sold the consolidated interest held in Portugal Telecom on June 21, 2010, which generated the following effects:

Jointly controlled companies consolidated on a proportional basis

The Group has ownership interest of 50% in Aliança Atlântica Holding B.V., Companhia AIX de Participações and Companhia ACT de Participações, which are consolidated on a proportional basis. The nature of each company is detailed in Note 1.d).

The aggregate amounts of assets, liabilities, revenues and expenses related to Telesp’s interest inentities consolidated proportionally at December 31, 2010 and 2009, and January 1, 2009 included in the consolidated financial statements are set out below:

The main information regarding associated companies accounted for by the equity method are folows:

12. Property, plant and equipment, net

(a) The Company and its subsidiaries recognized a provision for possible obsolescence of materials used for assets maintenance based on historical and expected future use.

Below is the breakdown of cost and accumulated depreciation as of December 31, 2010 and 2009:

The main acquisitions in 2010 were the following:

- Terminal Equipment/Modem: the main acquisitions were modems and terminal equipment for the general public.

- Transmission equipment: the main acquisitions were of aerial cables and plesiochronous transmission equipment.

- Switching equipment: mainly, digital switching equipment related to IP networks package and;

- Other: acquisitions mainly of IT equipment.

Review of property, plant and equipment useful lives.

During the 1st semester of 2010, the Company detected the need for adopting new useful lives for certain categories of assets. Because this is a change in accounting estimates, the effects will be recorded on a prospective basis as from 2010. This change represented both an extension and a reduction in useful lives in relation to those considered in 2009, causing a decrease in the depreciation expense of R$399,599 for the period ended December 31, 2010.

(a) Goodwill arising from the spin-off of Figueira, which was merged into the Company as a result of the merger of Telefônica Data Brasil Holding S.A. (TDBH) in 2006.

(b) Goodwill arising from the acquisition of control over Santo Genovese Participações Ltda. (controlling shareholder of Atrium Telecomunicações Ltda.) in 2004.

(c) Goodwill arising from the acquisition of TTP (formerly Navytree), incorporated in 2008 which is based on a future profitability analysis.

(a) Income and social contribution taxes payable are presented net of payments on an estimated basis.

(*) Amounts presented at fair value, when applicable.

BNDES: In 2007 a credit facility to the Company was approved to finance investments in services and products produced domestically. All of these resources have been drawn and their investments are proven and accepted by BNDES. The TJLP is a specific referential rate not comparable with other market-observable rates applicable to similar repayment terms. Accordingly, at December 31, 2010 this instrument was recognized in the balance sheet at its amortized cost, which is equivalent to its fair value as of that date.

MÉDIOCRÉDITO: loan agreed in 1993 between Telecomunicações Brasileiras SA –Telebrás and Instituto Centrale per il Credito a Médio Termine – Mediocredito Centrale in the amount of US$ 45,546, in order to build a rural telephony via satellite network in the State of Mato Grosso. This loan is paid semiannually and matures in 2014. There is a derivative contracted to hedge the exchange rate currency risks related to such debt and, given it is assessed as an effective hedge, the hedge accounting methodology has been adopted. Therefore, at December 31, 2010, the hedge risk of this instrument was recognized at its fair value as of such date.

The maturity date of these debentures was September 1, 2010, but on June 7, 2010 the Company made an early redemption of all outstanding debentures.

Most of the interest on shareholders’ equity and total dividends payable to minority shareholders refer to available amounts declared, but not claimed yet.

19. Provisions

The Company, as an entity and also as the successor to the merged companies, and its subsidiaries are involved in labor, tax and civil lawsuits filed with different courts. The Company’s management, based on the opinion of its legal counsel, recognized provisions for those cases in which an unfavorable outcome is considered probable. The table below shows the breakdown of provisions by nature and activities during 2010 and 2009:

19.1. Labor contingencies and provisions

Provisions and labor contingencies refer to labor claims filed by former’s employees and employees at outsourced companies (the later alleging joint or subsidiary liability) claiming for, among other things, overtime wage equivalence, post-retirement salary supplements, job hazard premium and additional for unhealthy work conditions, extended free health care to retired employees, and some outsourcing-related procedures.

In addition, the Company is party to a Public Civil Action instituted by the Labor Public Prosecution Office in respect of the decision to restrain Telesp from engaging an unrelated appointed company to carry out the Company’s main activities. No amount has been assigned in the table above to the possible likelihood of an unfavorable outcome in connection with this action, since in the case of loss, estimating the corresponding amount payable by the Company is not practicable at this time. Likewise, establishing a provision for contingency equivalent to the amount sought is not possible.

19.2. Tax contingencies and provisions

At December 31, 2010, the Company has filed claims for the purposes of obtaining recognition that payment of the following taxes is unconstitutional:

a) CIDE

Social Contribution Tax for Intervention in the Economic Order (CIDE) required by the Federal Government on funds remitted to other countries, arising from technology transfer agreements, trademark and software licensing etc. Adopting a conservative approach, the Company recorded the amount of R$25,891 as of December 31, 2010 for this purpose.

b) FGTS

Additional Contributions to the Brazilian Government Unemployment compensation Fund Employees (Fundo de Garantia por Tempo de Serviço - FGTS) required by the Brazilian Institute of Social Security (INSS) on the contributions made by employers (the discussion does not result in reducing part of FGTS contributions made by the Company on behalf of its employees). The amount involved totals R$61,185. The claim is now at the highest court for a final decision. Based on the opinion of the Company’s legal advisors, a provision was established and a judicial deposit was made for the total amount.

c) Other provisions

There are also other contingencies provisioned related to Finsocial and PASEP credits off set declared unconstitutional and other municipal issues regarding municipal tax on services - ISS, municipal property tax - IPTU and various fees, in the amount involved of R$ 6,443, where an unfavorable outcome is considered probable by management.

Possible contingencies

Federal level

At December 31, 2010, the Company and its subsidiaries maintained several tax claims at the federal level, both administrative proceedings and lawsuits, which await decisions at a range of levels. These claims amount to R$1,338,380 and are related to:

(a) protest letters arising from non-approval of offset requests made by the Company; (b) debts reported but allegedly not paid; (c) fine for dividend distribution with allegedly unpaid federal debts; (d) social security contribution on compensation payment for salary devaluation arising from inflationary losses derived from “Plano Verão” (Summer Plan) and “Plano Bresser” (Bresser Plan), SAT (Work Accident Insurance), Social Security and payables to third parties (INCRA and SEBRAE); (e) income and social contribution taxes on bonuses; (f) Withholding Income Tax (IRRF) on remittances to other countries for technical services, administrative assistance and alike, as well as royalties; (g) sundry offsets; (h) Inspection and Working Rate and (i) additions to PIS/COFINS tax bases (Law No. 9718/98).

According to management and its legal advisors the chances for an unfavorable outcome for these proceedings is considered possible.

State level

At December 31, 2010, the Company and its subsidiaries maintained several ICMS-related administrative proceedings (arising from tax delinquency notices) and lawsuits at the state level, amounting to R$1,989,332, which are pending judgment at several court levels. These proceedings and lawsuits are related to:

(a) Provision of supplemental services and value added (Convention No. 69/98) (b) lease of Speedy modem; (c) international long-distance calls (DDI); (d) debts reported but allegedly not paid; (e) amounts unduly credited in connection with fixed assets; (f) lack of proportional reversal of credit related to acquisition of fixed asset items; (g) amounts unduly credited allocated for previously unused ICMS credits; (h) service provision outside São Paulo state and ICMS paid to São Paulo State and (i) Co-billing.

According to management and its legal advisors the chances for an unfavorable outcomes for these proceedings is considered possible.

Municipal level

At December 31, 2010, the Company and its subsidiaries maintained several tax administrative proceedings (arising from tax delinquency notices) and lawsuits at the municipal level, which are pending judgment at several court levels, and amount to R$280,446.

These proceedings and lawsuits relate to: (a) ISS; (b) IPTU; (c) Charge for Soil Use; (d) services rendered by third parties, and (e) several municipal charges.

According to management and its legal advisors the chances for an unfavorable outcomes for these proceedings is considered possible.

Based on the opinion of its tax advisors, management believes that the resolution of the aforementioned issues will not have a negative material effect on its financial position.

ANATEL

FUST (Contribution for the Fund For Universal Access to Telecommunication Services): security mandate petitioned to fixed telecommunications operators for the recognition of the right to exclude interconnection and EILD from expenses. FUST tax base, as provided for in Summary No. 7, of December 15, 2005, for disagreement with provisions contained in sole paragraph of article 6, Law No. 9998, of August 17, 2000. A partially favorable decision was obtained at first court level, and currently, a second-court-level decision is awaited. Total amount involved is R$594,436. A portion of the amount, R$75,768 refers, to

ITX and EILD differences arising from the adoption of the non-cumulative system for the retroactive period (2001 to 2005); the other part of R$241,110 refers to ITX and EILD differences computed for the period between 2006 and the current date, whose amount was recorded under the taxes payable caption and has been monthly deposited in court. Other values involved are related to several notices for debt received from Anatel in the amount of R$277,558 over the amounts under discussion in the Security Mandate, where chances of loss were assessed as possible.

FUNTTEL (Contribution for the Fund of Technological Development for Telecommunications): In opposition to the legal provision, Anatel has issued several notices for debt against the Company and its subsidiaries to collect the FUNTTEL contribution on other revenues (other than telecommunications), as well as on expenses transferred to other operators (Interconnection and EILD) for the 2001-2005 period. The proceedings are awaiting first-level administrative decision and the total amount involved is R$109,967.

FISTEL (Fund for Telecommunications Regulation): Upon extension of the effective term of licenses for using telephony switches related to the exploitation of STFC, Anatel charges the Installation Inspection Charge (TFI) related to the extension of licenses granted.

Such collection is a result of ANATEL’s understanding that article 9, item III of Rule No. 255 would be applicable to this case, so that the period extension would be the triggering event of TFI. The Company is challenging this issue in court because it understands that TFI payment for the license extension is undue. A favorable decision was obtained at first court level and currently, the second court level decision is awaited. The total amount involved is R$31,355.

According to management and its legal advisors the chances for an unfavorable outcome for these proceedings is considered possible.

19.3 Civil contingencies and provisions

Civil provisions

Main claims

a) On June 9, 2000, WCR do Brasil Serviços Ltda. proposed enforcement proceedings following ordinary procedural steps against the Company, claiming the collection of the alleged difference between the amounts calculated by Telesp regarding the use of the “0900 Service” and the amounts transferred to that company. In 2010, an unfavorable decision was awarded for the appeal filed with the highest court level and, therefore, the Company reached an agreement in November 2010 to close this issue. Proceeding archiving is awaited.

b) Suits for additional shares. These refer to suits involving the Company and addressing the right to receive additional shares calculated with regard to network expansion plans after 1996. These suits are at various stages: first stage, Supreme Court and Federal Superior Court of Appeals. Considering the risk of a probable loss, provision was recorded in the amount of R$21,889.

c) The Company and its subsidiaries are defendants in several civil claims, at several levels, related to service rendering. Such claims have been filed by individual consumers, civil associations representing consumer rights or by the Bureau of Consumer Protection (PROCON), as well as by the Federal and State Public Ministry. They are also defendants in other claims of several types, related to the normal course of business. Total provision recorded for such issues amounts to R$153,330.

Massive Claims

Consumption relationship

d) The Company is also involved in several lawsuits filed by individual consumers, with similar characteristics, which individually are not considered to be material. A provision in the amount of R$100,541 was recorded, based on statistical analysis of the average historical losses for such claims.

Anatel

e) At December 31, 2010, the Company was involved in several administrative proceedings against Anatel, which were filed based on alleged non-compliance with the obligations established in industry regulations, whose likelihood of an unfavorable outcome was assessed as probable and a provision was recorded in the amount of R$170,399

Possible contingencies

Main civil contingencies

a) Community Telephone Plan - PCT. Refers to a Public Civil Action to which the Company is party related to the PCT, a plan that claims the possible indemnity rights to purchasers of telephone line expansion plans who did not receive shares for their financial investment in the municipality of Mogi das Cruzes. The total amount involved is approximately R$160,790. Legal counsel assessed chances of loss as possible. São Paulo Court of Justice (TJSP) has amended the decision, judging the action as inadmissible.

The telephony association of Mogi das Cruzes (plaintiff) filed an special appeal to alter this judgment, which is currently awaiting a decision.

b) Civil Class Action filed by ASTEL – SISTEL Members’ Association in the State of São Paulo against the Company, SISTEL foundation, and others, seeking annulment of the PBS private pension plan spinoff in the year 2000, which gave rise to a specific PBS-Telesp plan, and of the related allocations of technical surplus funds and tax contingency existing by the time of the spinoff. The Company’s legal counsel considers this proceeding as possible risk. Estimating the amount involved is impracticable and contingent upon expert analysis, since it concerns Sistel’s spin-off portion related to telecom operators from the former Telebrás System.

c) The Public Ministry has filed lawsuits claiming that the amounts charged on PIS and COFINS are unduly included in the fixed telephony service tariffs and requests that such unduly charged amounts be returned double. There are seven collective lawsuits and several individual ones grounded on the same argument and request. The Brazilian Supreme Court of Justice has decided for the lawfulness of PIS and COFINS transfer when judging the proceeding (considering the repetitive appeals law) against another telephony concessionaire, which was considered a leading case. No provisions have been set up for these lawsuits, whose likelihood of an unfavorable outcome has changed from possible to remote.

d) The Public Prosecutor Office of the State of São Paulo commenced a class action claiming moral and property damages suffered by all consumers of telecommunications services from 2004 to 2009 due to the bad quality of services and failures of the communications system. The public Prosecutor Office suggested that the indemnification to be paid should be R$1 billion. The decision handed down on 4/20/2010 imposes the payment of indemnification for damages caused to all consumers who have filed a suit for such damages. Conversely, in the event that the number of consumers claiming should the award is not in line with the gravity of their damages, after the lapsing of one year, the judge determined that the amount of R$ 60 million should be deposited in the Special Expenses Fund to Recover

Natural Rights Damages (Fundo Especial de Despesa de Reparação de Interesses Difusos Lesados). It is not possible to estimate the number of consumers who will individually file suits nor the amounts claimed thereby. The Company filed an appeal on the merits of the case. The judgment effects are in abeyance. No amount has been assigned to the possible likelihood of an unfavorable outcome in connection with this action, since in the case of loss, estimating the corresponding amount payable by the Company is not practicable at this time. Likewise, establishing a provision for contingency equivalent to the amount sought is not possible.

e) The Company and its subsidiaries are involved in other civil claims, at several levels, related to service rendering. Such claims have been filed by individual consumers, civil associations representing consumer rights or by the Bureau of Consumer Protection (PROCON), as well as by the Federal and State Public Ministry. They are also involved in other claims of several types, related to the normal course of business. Total contingency amounts to R$309,803, whose likelihood of an unfavorable outcome has been assessed by their legal advisors as possible.

Anatel

f) At December 31, 2010, the Company was a involved in administrative proceedings filed based on alleged non-compliance with the obligations established in industry regulations in the amount of R$337,413, whose likelihood of an unfavorable outcome was assessed by their legal advisors as possible.

(a) Amounts resulting from the auction of share fractions after the reverse spin-off process in 2005, and TDBH acquisition process in 2006.

(b) Refer mainly to deferral of revenue from activation fee (Note 3.1.2b) and calling cards.

(c) The Company has finance lease contracts for the use of IT equipment.

There are neither unsecured residual values that produce benefits to the lessor nor contingent payments recognized as revenues during the year.

COMMITMENTS AND GUARANTEES

Rentals

The Company rents equipment and facilities through several operating agreements maturing on different dates. The monthly rental payments are of an equal amount for the period of the contract. Total annual rent expenses amounted to R$613,057 in 2010 (R$522,858 in 2009).

Guarantees

At December 31, 2010, the Company had properties given as guarantee in lawsuits amounting to R$23,411 (R$43,719 in 2009).

21. Shareholders’ equity

a) Capital

Paid-in capital is R$6,575,480 at December 31, 2010 and 2009. Subscribed and paid-in capital is represented by shares without par value, as follows:

The Company is authorized to increase its capital up to the limit of 700,000,000 (seven hundred million) shares, common or preferred. The capital increase and consequent issue of new shares are to be approved by the Board of Directors, with observance of the authorized capital limit.

Capital increases do not necessarily have to observe the proportion between the numbers of shares of each type. However, the number of preferred shares, nonvoting or with restricted voting, must not exceed 2/3 of the total shares issued.

Preferred shares are nonvoting, but have priority in the reimbursement of capital and are entitled to dividends 10% higher than those paid on common shares, as per article 7 of the Company’s bylaws and clause II, paragraph 1, article 17, of Law No. 6,404/76.

b) Capital reserves

Share premium

This reserve represents the amount exceeding book value of the shares arising from the issuance or capitalization on the date of issue.

c) Treasury shares

These correspond to the Company’s treasury shares which resulted from the merger with TDBH that occurred in 2006, part of which refer to the exercise of withdrawing rights and the remaining to the share auctions carried out by the Company. The average cost of acquisition was R$44.77. At December 31, 2010, the market value of treasury shares was R$16,060.

d) Income reserves

Legal reserve

According to article 193 of Law No. 6,404/76, the Company chose not to set up the legal reserve, as such balance added to the capital reserve balance exceeded capital by 30%.

e) Special goodwill reserve

This represents the tax benefit generated by the merger of DABR which will be capitalized on an annual basis on behalf of the controlling shareholder as the tax credit becomes realized, according to CVM Instruction No. 319/99.

f) Dividends

The Company’s by-laws provide for mandatory distribution of minimum dividends to all shareholders corresponding to 25% of adjusted net income, as established by article 202, subparagraphs II and III of Law No. 6404/76 provided there are funds available for distribution.

Dividends are calculated in accordance with the Company’s by-laws and with the Brazilian Corporation Law. The Company presents the calculation of dividends and interest on shareholders’ equity for 2010 and 2009 as follows:

The balance of unallocated net income for the year at December 31, 2010, in the amount of R$1,610,481, the dividends and interest on shareholders’ equity prescribed in 2010 in the amount of R$134,440 and other comprehensive income in the amount of R$(50,822), totaling R$1,694,099, were classified as additional proposed dividends in shareholders’ equity according to management’s proposal distribution of net income for the year, to be submitted for approval at the Ordinary General Shareholders’ Meeting.

Management’s proposed dividend payment to be approved:

g) Interest on shareholders’ equity

As proposed by Management, in 2010 and 2009 interest on shareholders’ equity was credited to shareholders in accordance with article 9 of Law No. 9,249/95, net of withholding tax, as follows:

Tax-exempt shareholders receive interest on shareholders’ equity in full, not subject to withholding tax.

h) Payment of dividends and interest on shareholders’ equity

On April 7, 2010, the Ordinary General Shareholders’ Meeting approved the allocation of additional proposed dividends referring to the remaining profit balance of 2009 and expired dividends and interest on shareholders’ equity of 2009, in the amount of R$1,251,646, provided for in the profit allocation proposal to common and preferred shareholders included in the Company’s records by the end of April 7, 2010. As from April 26, 2010, the first installment of R$800,000 began being paid, and the remaining portion of R$451,646 began being paid by December 13, 2010.

On September 29, 2010, the Board of Directors approved the payment of interim dividends in the amount of R$196,355, based on profit recorded in the balance sheet as of June 30, 2010, to holders of common and preferred shares included in the Company’s records by the end of September 30, 2010. Payment of such interim dividends began on December 13, 2010.

On September 29, 2010, the Board of Directors approved the credit of interest on shareholders’ equity for the financial year 2010, in the amount of R$390,000, subject to 15% withholding income tax, resulting in the net amount of R$331,500 to holders of common and preferred shares included in the Company’s records by the end of September 30, 2010. Payment of interest on shareholders’ equity began on December 13, 2010.

On December 14, 2010, the Board of Directors approved the credit of interest on shareholders’ equity for the financial year 2010 in the amount to R$202,000, subject to 15% withholding income tax, resulting in the net amount of R$171,700 to holders of common and preferred shares included in the Company’s records by the end of December 30, 2010. Payment of such interest will start until December 21, 2011, and the date will be established and communicated by the Company’s Executive Board.

i) Prescribed dividends

Dividends and interest on shareholders’ equity are barred by statute of limitation after three years, as from the date of beginning of payment thereof, if not claimed by shareholders, according to article 287, clause II, item a. of Law No. 6,404, dated December 15, 1976.

Telecomunicações de São Paulo S.A. - Telesp

23. Breakdown of operating expenses

	Company		Consolidated	
	2010	2009	2010	2009
Depreciation and amortization (a)	(1,653,771)	(2,281,686)	(1,913,494)	(2,505,475)
Personnel (b)	(984,443)	(666,471)	(1,030,510)	(722,626)
Network Interconnection and network Usage	(4,206,101)	(4,146,823)	(4,520,992)	(4,386,266)
Outsourced services	(3,577,875)	(3,123,116)	(4,101,459)	(3,629,996)
Allowance for doubtful accounts	(327,302)	(426,387)	(386,340)	(564,580)
Taxes	(240,645)	(232,454)	(251,099)	(281,960)
Concession agreement fee (note 1.c)	(102,568)	(100,470)	(102,568)	(100,470)
Other	(29,455)	(44,155)	(124,220)	(192,263)
Total	(11,122,160)	(11,021,562)	(12,430,682)	(12,383,636)
Cost of good and services	(7,874,737)	(8,221,114)	(8,792,898)	(9,091,750)
Selling expenses	(2,397,267)	(2,299,036)	(2,550,741)	(2,536,902)
General and administrative expenses	(850,156)	(501,412)	(1,087,043)	(754,984)
Total	(11,122,160)	(11,021,562)	(12,430,682)	(12,383,636)

(a) As mentioned in Note 12, the depreciation account was impacted by the review of property, plant and equipment useful lives.

(b) In 2009 personnel expenses were affected in the amount of R$158,478 by the change in estimate for calculation of the claims relating to massive actions, which are calculated based on the historical average of payments made in massive actions.

(a) In the fourth quarter of 2010, Telesp assigned the right to commercially explore spaces existing in approximately 1,085 transmission towers it owns, and transferred the activity of managing and maintaining the telecommunication tower to a third-party company that specializes in providing such services for the amount of R$233,421 (net amount of the monthly rent of land deferred). Considering that significant risks and benefits were transferred, for purposes of the conditions of the concession, such operation was assessed under IAS 17

– Leases perspective, and classified as a financial lease. Net effect on 2010 P&L is recorded as "Other Operating Income (Expenses)".

In addition, Telesp has entered into an infrastructure sharing agreement for the use of part of the assigned towers for a 13-years’ period Based on IFRIC 4 – Determining whether an Arrangement Contains a Lease, the Company has assessed that this sharing agreement qualifies as a service agreement since parties other than Telesp and its related companies commonly share and are more likely than not to continue to share the cost of such towers. Therefore the cost of this service agreement will be recognized as expenses over effective term of the agreement.

The transaction aimed to offer higher quality and efficiency of the infrastructure sharing activity of these towers, in addition to generating greater operating efficiency of the telecommunication services, thus allowing Telesp to focus its efforts and investments in developing its main business activity.

26. Income and social contribution taxes

The Company recognizes income tax and social contribution monthly on the accrual basis and pays the taxes on an estimated basis, in accordance with the trial balance for suspension or reduction. The taxes calculated on income until the month of the financial statements are recorded in liabilities or assets, as applicable.

Reconciliation of reported income tax expense and combined statutory tax rates

Reconciliation of the reported tax charges and the amounts calculated by applying 34% (income tax of 25% and social contribution tax of 9%) in December of 2010 and 2009 is shown in the table below:

The components of deferred income and social contribution tax assets and liabilities on temporary differences are shown in note 8.2.

27. EARNINGS PER SHARE

Basic and diluted earnings per share were calculated by dividing income attributed to the Company’s shareholders by the weighted average of the number of outstanding common and preferred shares for the year. No transactions were carried out that could have potential shares issued through the date of issuance of the consolidated financial statements; therefore, there are no adjustments of diluting effects inherent to the potential issue of shares.

Trade accounts receivable include receivables for telecommunication services, principally from Vivo S.A., Terra Networks Brasil S.A. particularly for long-distance calls, and Tiws Brasil Ltda. due to the contract of rendering services of rights of use of undersea fiber optic.

Other intercompany receivables in Current Assets and Non-current Assets include credits with Telefónica Internacional S.A., Telefónica del Peru, Terra Networks Brasil S.A., Telefônica Serviços Empresariais do Brasil Ltda., Telefónica Telecom Colombia, Atento Brasil S.A. and other Group companies, corresponding to services rendered, advisory fees, expenses with salaries and other expenses paid by the Company to be refunded by the corresponding companies.

Trade accounts payable include services rendered, particularly by Atento Brasil S.A. for call center management services, Vivo S.A. for interconnection and traffic services (mobile terminal), Tiws Brasil Ltda. for provision of transmission infrastructure to various international data circuits, Terra Networks Brasil S.A., other satellite services rendered by Tiws España and signal processing and transmission for satellite TV services with Media Networks Latin. We also highlight the rendering of administrative management services in the accounting, finance, HR, equity, logistics and IT functions payable to Telefônica Serviços Empresariais do Brasil Ltda.

Other intercompany payables in Current and Non-current Liabilities mainly include payables for technical support and management services to Telefónica Internacional S.A., SP Telecomunicações Holding Ltda. and Telefónica S.A. and reimbursements payable to Telefónica del Peru and Vivo S.A.

Revenues from telecommunication services are mainly related to billing speedy services and interregional long-distance services with Vivo S.A., Terra Networks Brasil S.A. and Atento Brasil S.A.

Other operating revenues mainly include network infrastructure leased to Vivo S.A. and Atento Brasil S.A.

The balance of costs of services provided mainly refers to interconnection and traffic services (mobile terminal) rendered by Vivo S.A., call center management services rendered by Atento Brasil S.A. and international transmission infrastructure provided by Tiws Brasil Ltda.

The balance of Selling Expenses mainly refers to marketing services rendered by Atento Brasil S.A. and commission paid to mobile telephony operators with Vivo S.A.

General and administrative expenses mainly relate to Atento Brasil S.A., and management and technical services payable to Telefónica S.A.

MEMBERS OF BOARD OF DIRECTORS AND EXECUTIVE COMMITTEE

MANAGEMENT FEES

     Fees paid by the Company to its Board of Directors and Executive Committee in 2010 amounted to approximately R$13,000 (R$13,500 in 2009).From such amounts, R$9,500 (R$8,700 in 2009) corresponds to salaries and benefits and R$3,400 (R$4,800 in 2009) to bonuses. Telesp also paid approximately R$7,300 (R$2,600 in 2009) in connection with the Telefonica S.A.’s Performance Share Plan (PSP), a long-term incentive plan.

     For the years ended December 31, 2010 and 2009, our Board of Directors and Executive Committee received no benefits related to pension, retirement or other similar plans.

29. Insurance

The Company and its subsidiaries’ polices as well as those of the Telefónica Group include the maintenance of insurance coverage for all assets and liabilities involving significant amounts and high risks based on management’s judgment and following Telefónica S.A.’s corporate program guidelines. The assumptions adopted, given their nature, are not in the scope of an audit of financial statements, and therefore were not audited by our independent auditors.

The main assets, liabilities or interests covered by insurance and their respective amounts are as follows:

30. Post-retirement benefit plans

The plans sponsored by the Company and the related benefit types are as follows:

(1) DB = Defined Benefit Plan; DC = Defined Contribution Plan;

Hybrid = Plan that offers both DB and DC-type benefits.

Telesp individually sponsors a defined benefit retirement plan (PBS Telesp Plan), administered by Visão Prev, which covers approximately 0.54% of the Company’s employees. In addition to the supplemental pension benefit, a multiemployer plan (PBS-A) and health care plan (PAMA) are provided to retired employees and their dependents (administered by Fundação Sistel), at shared costs. Contributions to the PBS Telesp Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The funding procedure is the capitalization method and the sponsor’s contribution is 13.92% of payroll of employees covered by the plan, of which 12.42% is allocated to fund the PBS Telesp Plan and 1.5% to fund the PAMA Plan.

For other Telesp employees, there is an individual defined contribution plan - Visão Telesp Benefit Plan. The Visão Telesp Plan is funded by contributions made by the participants (employees) and by the sponsor which are credited to participants’ individual accounts. Telesp is responsible for bearing all administrative plans and maintenance expenses, including participant’s death and disability risks. The Company’s contributions to the Visão Telesp Plan are equal to those of the employees, varying from 2% to 9% of the contribution salary, based on the percentage chosen by the participant.

Additionally, the Company supplements the retirement benefits of certain employees of the former CTB - Companhia Telefônica Brasileira.

During 2010, the Company made contributions to the PBS Telesp Plan in the amount

Telecomunicações de São Paulo S.A. - Telesp

Notes to the financial statements

For the years ended December 31, 2010 and 2009 and January 1, 2009 (In thousands of reais) (A free translation of the original report issued in Portuguese)

of R$17 (R$22 in 2009) and to Plano Visão Telesp in the amount of R$24,788 (R$22,861 in 2009).

A. Telecom sponsors two private pension plans for defined contribution; namely, one similar to that of Telesp, denominated Visão Assist Benefits Plan, which is granted to approximately 28% of its employees and another, denominated Visão A. Telecom Benefits Plan, whose basic and additional contributions by sponsor correspond to 30% of basic and additional contribution by participants. The contributions of A. Telecom to these plans totaled R$211 (R$330 in 2009).

Telefonica Data S.A. individually sponsors a defined contribution plan similar to that of the Company, the Visão Telefônica Empresas Benefit Plan. Total contributions to this plan amounted to R$575 (R$652 in 2009).

The actuarial valuation of the plans was made in December 2010 and 2009 based on the record of plan members projected on December 31, 2010 and 2009, respectively, for the plans administered by Sistel and by Visão Prev and the financial information as of December 31, 2010 and 2009, respectively, adopting the projected unit credit method. Actuarial gains or losses for each year were immediately recognized in each of the periods. The plan assets relate to December 31, 2010 and 2009, respectively, and for multiemployer plans (PAMA and PSB-A), apportionment of the plan assets was made based on the sponsoring entity’s actuarial liabilities in relation to the plans’ total actuarial liabilities.

Actuarial liabilities recorded by the Company as of December 31, 2010 and 2009 are as follows:

a. Reconciliation of assets and liabilities

(i) Refers to the proportional share of Telesp in the assets and liabilities of the PAMA and PBS-A multiemployer plans.

c. Amounts recognized in other comprehensive income

Telecomunicações de São Paulo S.A. - Telesp

Notes to the financial statements

For the years ended December 31, 2010 and 2009 and January 1, 2009 (In thousands of reais) (A free translation of the original report issued in Portuguese)

d. Changes in net actuarial (assets) liabilities

Telecomunicações de São Paulo S.A. - Telesp

Actuarial liabilities as of December 31, 2010	20,818	272,140	94,177	31,915	419,050

f. Changes in plan assets

	CTB	PAMA	PBS	Visão Telesp/Assist/ TData	Total
Fair value of plan assets as of January 1, 2009	-	68,253	92,168	93,273	253,694
Benefits paid in the year	(3,133)	(7,817)	(6,341)	(552)	(17,843)
Total contributions in the year	3,133	15	30	2,962	6,140
Expected return on plan assets in the year	-	7,064	9,976	10,381	27,421
Gains / (losses) on assets	-	2,833	12,229	4,764	19,826
Fair value of plan assets as of December 31, 2009	-	70,348	108,062	110,828	289,238
Benefits paid in the year	(3,029)	(9,916)	(6,665)	(585)	(20,195)
Total contributions in the year	3,029	14	12	3,404	6,459
Expected return on plan assets in the year	-	6,490	11,334	11,970	29,794
Gains / (losses) on assets	-	7,023	(1,131)	(4,539)	1,353
Fair value of plan assets as of December 31, 2010	-	73,959	111,612	121,378	306,949

h. Actuarial assumptions

In addition to the above-mentioned assumptions, other assumptions common to all plans were adopted, as follows:

Note: These are all nominal rates, except for medical services claim frequencies.

In addition to the above-mentioned assumptions, other assumptions common to all plans were adopted, as follows:

Expected long-term investment return rates related to the plans assessed were selected by the Company, being determined based on expected long-term profitability, considering long-term projections provided by Tendências Consultoria and ANBIMA data, among others, as follows:

ƒ Variable income assets: risk premium estimated by Mercer (actuarial advisor) history; ƒ Fixed income securities: weighted average rate based on National Treasury Bills (LTN) available and National Treasury Notes – F Series (NTN-F) market portfolio; ƒ Assets linked to inflation: weighted average rate based on NTN-B and NTN-C portfolio available in the market; ƒ Foreign exchange securities: average SELIC rate weighted by the foreign exchange variation rate projected for the following ten years; ƒ Fixed income assets: average internal nominal interest rate variation, projected for the following 10 years; ƒ Loans to participants: the higher rate between CDI and the plan actuarial goal is considered; ƒ Properties: the plan actuarial goal used was that of its administrator.

k. Estimates of benefits payable within the following years

j. History of assets and obligations observed

2010 2009 2008 2007 2006

Liabilities present value 419,050 386,722 337,480 257,787 230,717 Fair value of assets 306,949 289,239 253,695 232,378 199,318 Deficit 112,101 97,483 83,785 25,409 31,398 Adjustment for liabilities experience (%) 1.29% 7.77% 11.83% 6.87% 14.11% Adjustment for liabilities experience (amounts) 5,397 30,043 39,929 17,709 32,557 Adjustment for assets experience (%) (0.44%) (6.85%) (3.39%) (9.65%) (7.42%) Adjustment for assets experience (amounts) (1,352) (19,826) (8,598) (22,428) (14,794)

l. Significant considerations on PAMA Plan

The effect of a one percent increase and the effect of one percent decrease in medical cost trend rates are as follows:

31. Financial instruments

The Company and its subsidiaries made a valuation of their financial assets and liabilities in relation to market values based on available information and appropriate valuation methodologies. However, the interpretation of market information, as well as the selection of methodologies, requires considerable judgment and reasonable estimates in order to produce adequate realizable values. As a result, the estimates presented do not necessarily indicate the amounts which might be realized in the current market. The use of different market approaches and/or methodologies may have a significant effect on the estimated realizable values.

The table below shows a breakdown of financial assets and liabilities as of December 31, 2010.

Interests in other companies

The Company has direct and indirect interests in other companies resulting from the privatization process. These investments, measured at market value, consider the latest quotation available at December 31, 2010 and 2009.

The table below shows the composition of investments in other companies at market value as of December 31, 2010 and 2009:

Risk management policy

The Company is exposed to several market risks as a result of its commercial operations, debts obtained to finance its activities and debt-related financial instruments.

The principal market risk factors that affect the Company’s business are detailed below:

a) Exchange rate risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would increase the financial expenses of loans denominated in foreign currency.

At December 31, 2010, 0.95% (0.65% at December 31, 2009) of the financial debt was denominated in foreign currency (U.S. dollar). The Company has entered into derivative transactions (exchange rate hedge) with financial institutions to protect itself against exchange rate variation on its gross debt in foreign currency (R$17,304 at December 31, 2010 and R$ 23,006 at December 31, 2009).

In view of this, at December 31, 2010 and December 31, 2009 the entirely of the debt was covered by asset positions on currency hedge transactions (swap for CDI).

There is also the exchange rate risk related to non-financial assets and liabilities in foreign currency, which can lead to a lower amount receivable or higher amount payable, depending on exchange rate variation in the period.

As from May 2010, hedge operations were contracted to minimize the exchange rate risk related to these non-financial assets and liabilities in foreign currency. This balance is subject to daily changes due to business dynamics however, the Company aims to cover the net balance of these rights and obligations (US$3,380 receivable and €37,784 receivable at December 31, 2010) to minimize the related foreign exchange risk.

b) Interest rate risk

This risk arises from the possibility of the Company incurring losses due to changes in internal interest rates, which may negatively affect derivatives in liability positions (exchange rate hedges) contracted at floating interest rates (CDI).

The debt taken out from BNDES bank is indexed by the TJLP (Long Term Interest Rate quarterly set by the National Monetary Council), which was kept at 6.0% per annum since July 2009.

The Company invests cash surplus of R$1,547,785 (R$2,266,896 at December 31, 2009), mainly in short-term financial investments (Bank Deposit Certificates) based on CDI variation, thus generating exposure to variable internal interest rate (CDI). The book value of these instruments approximates market, since they are redeemable within a short term.

c) Debt acceleration risk

As of December 31, 2010, the Company had one financing agreement in force, containing restrictive clauses (covenants), typically applicable to such agreements, relating to cash generation, debt ratios and other restrictions. These covenants – which could otherwise demand payment of liabilities at an earlier time – have been fully performed by the Company, and all economic and financial indexes contractually provided have been achieved.

d) Credit risk

This risk arises from the possibility that the Company may incur losses due to the difficulty in receiving amounts billed to its customers. The credit risk on accounts receivable is dispersed. The Company constantly monitors the level of accounts receivable and limits the risk of past-due accounts, interrupting access to telephone lines in case the customer does not pay the related bills in 30 days. Exceptions are made for telecommunication services that must be maintained for security or national defense reasons.

As of December 31, 2010, the Company’s customer portfolio had no subscribers whose receivables were individually higher than 1% of the total accounts receivable from services.

The Company is also subject to credit risk arising from short-term investments, letters of guarantee received as collateral in connection with certain operations and receivables from swap transactions. The Company controls the credit limit granted to all counterparties and diversifies such exposure among top-rated financial institutions.

As far as respect credit risks, the Company represents low risk to the market, with good financial indicators and stable operations, being classified as “investment grade” by one of the most well regarded international rating agencies.

Derivatives

All the Company’s derivative instruments have the objective of providing a hedge against the risk of variation in exchange rates arising from assets and liabilities in foreign currency, according to the Company’s risk management policy. As such, any changes in risk factors generate an opposite effect on the hedged end. There are no derivative instruments for speculative purposes and liabilities in foreign exchange are hedged.

The Company has internal controls over its derivative instruments, which, according to management, are adequate to control the risks associated with each market strategy. The Company’s results derived from its derivative financial instruments indicate that the risks have been adequately managed.

The Company and its subsidiaries determine the effectiveness of the derivative instruments entered into to hedge its financial liabilities upon origination and on an ongoing basis (quarterly). As of December 31, 2010, the derivative instruments taken were effective for the debts for which they are intended to provide coverage. Provided these derivatives contracts qualify as hedge accounting, the debt hedge may also be adjusted at fair value as per the rules applicable to fair value hedge.

Fair value of derivative financial instruments

The discounted cash flow method was used to determine the market value of finance liabilities (where applicable) and derivative instruments (foreign currency swap), considering expected settlement of liabilities or realization of assets and liabilities at the market rates prevailing at balance sheet date.

Fair values are calculated by projecting future operating flows, using BM&F Bovespa curves, and discounting to present value through market DI rates for swaps, as informed by BM&F Bovespa.

The market values of exchange rate derivatives were obtained through market currency rates in force at the balance sheet date and projected market rates were obtained from currency coupon curves. The coupon for positions indexed to foreign currencies was determined using the 360-calendar-day straight-line convention; the coupon for positions indexed to CDI was determined using the 252-workday exponential convention.

The consolidated derivative financial instruments shown below are registered with CETIP. All of them are classified as swaps and do not require margin deposits.

Description	Index	Notional Value		Fair value		Accumulated effect in 2010	
		2010	2009	2010	2009	Amount receivable	Amount payable
Swap Contracts							
Assets							
Foreign currency (a)		19,608	26,351	17,306	23,010	-	-
BES	USD	3,155	3,155	2,654	2,718	-	-
Votorantim	USD	16,453	23,196	14,652	20,292	-	-
Variable rates (b)		-	1,500,000	-	1,514,243	-	-
Banco do Brasil	CDI + Fixed Rates	-	500,000	-	504,748	-	
Citibank	CDI + Fixed Rates	-	400,000	-	403,798	-	
HSBC	CDI + Fixed Rates	-	400,000	-	403,798	-	-
Votorantim	CDI + Fixed Rates	-	200,000	-	201,899	-	-
Variable rates		86,954	-	86,537	-	166	-
Banco do Brasil	CDI	51,025	-	50,647	-	-	-
Citibank	CDI	22,047	-	22,048	-	-	-
Citibank	CDI	10,012	-	9,980	-	166	-
HSBC	CDI	3,870	-	3,862	-	-	-
Liabilities							
Variable rates (a)		(19,608)	(26,351)	(44,654)	(54,681)	-	(27.348)
BES	CDI	(3,155)	(3,155)	(7,185)	(6,547)	-	(4.531)
Votorantim	CDI	(16,453)	(23,196)	(37,469)	(48,134)	-	(22.817)
Variable rates (b)		-	(1,500,000)	-	(1,513,670)	-	-
Banco do Brasil	CDI	-	(500,000)	-	(504,543)	-	-
Citibank	CDI	-	(400,000)	-	(403,657)	-	-
HSBC	CDI	-	(400,000)	-	(403,649)	-	-
Votorantim	CDI	-	(200,000)	-	(201,821)	-	-
Foreign currency		(86,954)	-	(87,068)	-	-	(696)
Bradesco	EUR	(51,025)	-	(51,125)	-	-	(478)
Citibank	EUR	(22,047)	-	(22,253)	-	-	(205)
Citibank	EUR	(10,012)	-	(9,814)	-	-	-
HSBC	USD	(3,870)	-	(3,876)	-	-	(13)
Total recognized						166	(28,044)

a) Swaps of foreign currency (USD) x CDI (R$17,306) – swap operations in American dollars with several maturities until 2014, with the objective of hedging foreign exchange variation for loans (debt fair value of R$ 17,304).

b) Swap CDI percentage x foreign currency (Euro and Dollar) (R$83,192 in Euro and R $3,876 in U.S. Dollars) - swap contracts entered into with maturities until March 31, 2011 with the objective of hedging foreign exchange variation for amounts receivable in Euro (book value of R$84,122) and Dollar (book value of R$5,632)

Telecomunicações de São Paulo S.A. - Telesp

Notes to the financial statements

For the years ended December 31, 2010 and 2009 and January 1, 2009 (In thousands of reais) (A free translation of the original report issued in Portuguese)

The expected maturities of swap contracts as of December 31, 2010 is as follows:

For the purpose of preparing the financial statements, the Company adopted hedge accounting only for its foreign currency X CDI swap operations providing financial debt hedge. Under this methodology, both the derivative and the risk covered are stated at fair value.

For the year ended December 31, 2010, derivative operations generated a net consolidated loss of R$2,179 (note 25). At December 31, 2010, currency hedge transactions generated a net consolidated loss of R$2,260. On June 30, 2010 the Company settled its operations involving swap – CDI + spread vs %CDI, in the principal amount of R$1,500,000, to cover fixed debentures spread, which generated gains of R$80.

At December 31, 2010, the balance of R$166 is recorded as assets and R$28,044 as liabilities, recognizing the position of derivatives as of that date.

Sensitivity analysis of the Company’s risk variables

CVM Deliberation 604/09 requires listed companies to disclose, in addition to the provisions of Technical Pronouncement CPC No. 40 - Financial Instruments: Disclosure (equivalent to IFRS 7), a table showing the sensitivity analysis of each type of market risk inherent in financial instruments considered relevant by management and to which the Company is exposed at the closing date of each reporting period, including all operations involving derivative financial instruments.

In compliance with the foregoing, all the operations involving derivative financial instruments were evaluated considering a probable scenario and two scenarios that may adversely impact the Company.

The assumption taken into consideration under the probable scenario was to keep, the maturity date of each transaction, what has been signaled by the market through BM&FBovespa market curves (currencies and interest rates). Accordingly, the probable scenario does not provide for any impact on the fair value of the derivative financial instruments mentioned above. For scenarios II and III, risk variables contemplated 25% and 50% deterioration, respectively, pursuant to the applicable CVM instruction.

Considering that the Company has derivative instruments only to cover its assets and liabilities in foreign currency, the changes in scenarios are offset by changes in the related hedged items, thus indicating that the effects are practically null. For these operations, the Company reported the value of the hedged item and of the derivative financial instrument on separate rows in the sensitivity analysis table in order to provide information on the Company’s net exposure for each of the three mentioned scenarios, as shown below:

To determine the net exposure of the sensibility analysis, all derivatives were considered at market value and only (hedged elements) classified under the accounting method were also considered at fair value.

The fair values shown in the table above are based on the status of the portfolio as of December 31, 2010, not reflecting an estimated realization in view of the market dynamics, always monitored by the Company. The use of different assumptions may significantly impact estimates.

* * * * * * * * * * * * * * * * *
Milton Shigueo Takarada
Accountant
CRC - 1SP138816/O-8
* * * * * * * * * * * * * * * * *

Dear Shareholders,

In compliance with legal and statutory provisions, the management of Telecomunicações de São Paulo S.A. – Telesp hereby submits for your appreciation the Management Report and the Company and Consolidated Financial Statements, with Reports of Independent Auditors and of the Supervisory Board, for the year ended December 31, 2010.

1. A Message from the Board of Directors

The global economic activity started recovering in 2010. However, this recovery has not been uniform given that developing economies showed higher growth rates than developed countries.

In this context, Brazil stood out mainly due to its domestic demand dynamism. Brazilians moved into upper consumption and income levels, and C class became accountable for nearly 103 million of Brazilians in 2010, against 95 million in 2009, to the detriment of D and E classes. This rise of C class has allowed an increase in telecommunications service consumption in Brazilian families.

Huge quality improvement efforts and commercial repositioning combined with a favorable economic environment made 2010 to be such a great year to the Company, marked by major advances and wins.

With a constant focus on service quality and better customer relations, Telesp has succeeded in reversing the downward trend in fixed telephone services, producing a meaningful churn rate reduction. It was one of the few large fixed telephone service companies that managed to increase its line base, by adding another 39 thousand lines over 2010. In terms of broadband services, we reached as many as 3.3 million customers at the end of 2010, recording an unprecedented win of 680 thousand in terms of new broadband access in the Company’s history.

As for new products and services, the “At Home” residential automation service has successfully completed its first year and has exceeded sales expectations, being present in 20% of the high standard real estate launches in the Greater São Paulo Area. On top of that, a new product was launched in 2010, “OnVideo, a breakthrough product in the Brazilian market, which allows the user to have direct TV access to information and entertainment, with online contents and a virtual video rental shop.

In the corporate segment, the Company won major customers and acted as a full service telecommunications solution provider, aiming to strengthen its position and increase the satisfaction of these customers.

Also to be highlighted is the annual churn reduction for all services, and better quality levels, in result of the Company’s effective investments.

Brazil has positive expectations for 2011. Growth prospects are similar to those in the years before the 2009 economic crisis, mainly concentrated on the middle class. In the telecommunication sector, in addition to the fact that broadband and pay TV remain as key growth levers, social digital inclusion programs and IT industry incentives must gain more importance this year.

In 2011, the Company renews its commitment to continuously improving the quality perceived by our customer, leading the broadband market in São Paulo, making substantial fiber optics advances, and seeking mass pay TV market.

There is a clear market trend towards the development of full-service integrated solutions. In this scenario of competition, convergence and innovation, the Company will focus its efforts on capturing market growth through valuing fixed telephony and converging proposals for broadband and pay TV services, thereby delivering a differentiated experience to our customer.

2. Economic and Telecommunications Sector Context 2.1 Economic Context

The global economic activity showed signs of recovery in 2010. The latest data from the International Monetary Fund (IMF) point out at a growth rate of 5.0% of the world GDP last year. Worth noting, however, that this growth, while above the average of 3.6% observed between 2000 and 2009, was accompanied by weaknesses on account of at least 3 factors. First, the world economy growth was not uniform: while developing economies recorded growth rates of 7.1%, developed economies, in their turn, had growth rates of 3.0%. Secondly, the basis of comparison for this growth rate considers a depressed economy, i.e. the world GDP for 2009. And thirdly, the favorable change in world economy has not ruled out the risks stemming from uncertainties as to the tax sustainability of certain developed economies.

In view of the fragile global economy growth, tax and monetary incentives that have been adopted since 2009 were significant for the recovery of Brazilian economy last year. The credit volume over GDP jumped to 46.6%, from 44.4% in 2009. Industrial production evidenced this favorable moment, recording its higher annual growth rate since 1991. As a result, the GDP also recorded its major advance since 1991, the first one in the Brazilian Institute for Geography and Statistics (IBGE) series.

Worthy of mention, this return to economic growth in 2010 was characterized by the domestic demand dynamism. Concerning the labor market, the 3.5% increase in employed population was well above the growth rate of the working population, 1.3% in the same period. This, among other factors, contributed to a decrease in unemployment rate to 6.7%, the lowest rate since the beginning of the new IBGE series, in 2001. Moreover, the real income of the employed population increased more than 3.8% throughout the year. This combination of increase in employment rates and real income allowed for a growth in real salary incomes of more than 7.0% in 2010.

This favorable change in the labor market was not only quantitative but also qualitative: while the unregistered employment rate decreased by 1.7% over the year, registered employment increased by 6.8%. Besides this reduction in informal employment, the minimum salary strengthening policy and income distribution programs have helped Brazilians move into upper consumption and income classes. Actually, class C became accountable for nearly 103 million Brazilians in 2010, against 95 million in 2009, o the detriment of D and E classes. IBGE surveys reveal that family expenses with telecommunications services in general, notably fixed telephone service, have increased according to their income bracket. As such, the rise of 8 million Brazilians from D and E classes to C class in 2010 contributed to increasing Telesp’s consumer market over the year.

This scenario of improved family income and distribution also contributed to reduce bank default. Indeed, in 2010, this rate showed a recovery from adverse effects from the crisis triggered in 2008. A bank default of more than 90 days, at 5.0%, on average, in 2010 was below the rate observed in the prior year, at 5.5%. Bank default for individuals showed the most substantial reduction in this comparison: a rate of 6.5%, on average, in 2010, against 8.2% in the prior year. Non-bank default, in turn, changed differently: based on Serasa credit check service, corporate default rate fell more than 5.0% in 2010, whereas the default rate for individuals rose by 6.3% in the same period.

Brazil’s balance of payments was not immune to the superior dynamism of this economy in relation to the world economy. Firstly, in connection with the balance of current Brazilian transactions with the rest of the world, the results observed in 2010 declined in relation to the prior year’s results. Owing to the decline in the balance of payments and inflows from services and revenues and from unilateral transfers, the balance of current transactions in 2010 recorded a deficit equivalent to 2.3% of the GDP, on 1.5% in the prior year. On the other hand, capital and financial account inflows once again exceeded the deficit recorded in current transactions. Despite this scenario of excess foreign currency reserves in 2010, the Brazilian currency’s upward trend was tamed. The average rate of exchange in 2010 reached R$/US$ 1.99, a parity equivalent to the prior year’s average rate.

The change in exchange parity, however, did not help curb inflation in 2010 as in prior years. The Extended Consumer Price Index (IPCA) recorded an increase of 5.9%, above half the goal pursued by the Central Bank of Brazil, 4.5%. The General Market Price Index (IGP-M), which encompasses not only consumer prices but also wholesale and civil construction prices, showed an even higher increase, of 11.3%. At least 2 factors have contributed to the higher inflation. First, international prices of different commodities had a recovery over the year. According to Reuters – Jefferies CRB (Commodities Research Bureau), dollar prices increased by 12.7% over the year. Also, the domestic economy dynamism kept inflation high for non-tradable goods and services. This combination of factors also contributed to increase the Telecommunications Service Index (IST). This index, used to calculate tariff adjustment, rose more than 5.0% in the aggregate for the year. Worth noting, though, that the effective tariff adjustment applied by Anatel to basic local and domestic long distance plans was limited to 0.66% owing to the productivity reduction factor applied to the sector tariff rates.

This increased inflation measured by IPCA, above half the inflation led the monetary authority to raise the Central Bank Benchmark Rate (Selic) in 2010. As such, Selic had risen to 10.75% over the year in December 2010, from 8.75% in December 2009. Yet, as far as the annual average for 2010 is concerned, the Selic rate of 9.74% was below the average for 2009, 9.93%. Likewise, the Long-Term Interest Rate (TJLP), applied to liabilities with the Brazilian Development Bank (BNDES) also fell: the annual average rate for 2010 was 6.0%, compared to the average rate of 6.12% in 2009.

2.2 Competitive Context

The Brazilian telecommunications market has experienced increasingly fierce competition among Fixed Telephone, Mobile Telephone, Pay TV, Internet and Data service companies. This fiercer competition stems from a world trend among operators to act as full-service telecommunications solutions providers, offering their customers more complete, integrated and converging services, as well as from new regulatory definitions intended to enhance competition.

In 2010, there were important changes in the structure of Brazil’s leading telecommunications market companies, which redefined the competition outlook. There was the acquisition of Vivo, Brazil’s leading mobile service operator, by Telefônica; the announced combination of fixed (Embratel) and mobile (Claro) operations under América Movil; the announced inclusion of Portugal Telecom under Oi structure; as well as the finalization of the merger of Intelig into TIM.

In the specific case of São Paulo, the stronger performance of pay TV operators in the fixed telephone service sector and the commencement of operations of a newcomer fixed telephone service operator in the major cities of São Paulo state are to be highlighted.

As far as the regulatory framework is concerned, the year of 2010 was marked by the definition of a new regulation on the 2.5 GHz broadband, by the auction of the last 3G frequency bands, by the launch of the Low-Income Consumer Broadband Plan and by the kick-off of the National Broadband Plan discussions. These changes show the high level of importance that broadband will gain in the coming years.

In the voice market, the Company faced competition in all its segments. Cable TV operators, already active in high and middle income consumer segment with delivery of integrated services, expanded their offer to the low income consumer segment. This segment was heavily exploited through offers of low cost and/or pre-paid telephone lines, using alternative wireless technologies. Mobile Network operators, in their turn, are highlighted due to their significant expansion in the pre-paid and long distance call market.

In the Broadband market, the accelerated pace of the mobile broadband service growth through third generation (3G) network is highlighted, with the auction of the last 3G frequency bands, which allowed for the entry of a new player, and the acceleration of high-speed fixed broadband offerings by all fixed telephone service operators.

In the corporate segment, the competition, already aggressive in the data network market, got even fiercer, more specifically in the PEMES (small and mid-sized companies) segment with high-speed broadband offerings and long distance plans providing for more aggressive tariff rates and collection “per call”.

2.3 Sales Strategy

In 2010, the Company proceeded with actions focused on improving the quality of our products and services and on the attractiveness of fixed telephone services. We succeeded in expanding our fixed voice customer base after 4 consecutive declining years, and saw our largest growth in the number of broadband customers in the country.

The voice traffic defense was successful through mass sales of Minute Bundles, with a special highlight to the offer of a flat tariff plan, “Fale e Navegue a Vontade”, which allows unlimited use of on-net local and internet dialed calls.

Furthermore, these actions were complemented by customized offers available to different customer segments. Special highlights are the offer of low-cost prepaid lines, which prevented part of customer migration to mobile service and other fixed telephone service competitors, and the increase in use of in-person channels, thereby building a closer relationship with our customers.

In order to ease the pressure on traditional telephony, the Company has maintained its focus on the growth of high market potential businesses, such as Broadband, on corporate data products, pay TV, Information Technology and on the development of new products.

With respect to Broadband, the Company recorded more than 3.3 million customers in 2010. This was due to an in-depth restructuring and improvement of processes, of the product and to our continuing efforts and commitment to quality and customer satisfaction. We also joined the Low-Income Consumer Broadband Program, designed to accelerate the access of low income population to this technology, and re-launched fiber-based connectivity services after a reformulation of the product first launched in 2009.

In terms of new products and services, a highlight is the performance of the “At Home” residential automation service, which has successfully completed its first year and has exceeded sales expectations (this solution was present in 20% of the high standard real estate launches in the Greater São Paulo Area). We also launched “OnVideo, a product that allows users to watch digital movies directly from TV, with on-demand video technology.

In the corporate segment, the Company won major customers and acted as a full service telecommunications solution provider: voice, data, equipment, services and IT solutions, aiming to strengthen its position and to increase the satisfaction of these demanding customers by delivering increasingly integrated solutions that fully meet their needs.

2.4 Prospects

There are positive expectations for 2011. Growth prospects are similar to those in the years before the 2009 economic crisis, mainly concentrated on the middle class. In the telecommunication sector, broadband and pay TV must remain as key growth levers. Moreover, social digital inclusion programs and IT industry incentives must gain more importance this year. The real appreciation over US dollar must continue to bring advantages in terms of imported equipment costs.

By observing more mature markets and more recent changes in leading telecommunications companies in Brazil, one sees there is a clear market trend towards the development of full-service integrated solutions and stronger market presence. To do so, the Company will focus its efforts on proposals to integrate fixed and mobile networks, which will allow for national expansion and converging offers. Moreover, this integration has potential to create other synergies, such as attaining greater efficiency in costs and capital investments. The strategy chosen by the Company will be to accelerate its performance so as to lead the capture of market growth through valuing fixed telephony, converging proposals for mobile voice, broadband and pay TV services, and to deliver a differentiated experience to our customers.

The broadband focus will be maintained, as this is the main platform for product and service development. We will maintain our strategy to increase the connection speed to our broadband network in São Paulo state through fiber optic and cable connection expansion, improved quality of the services and new products, notably, on-demand video. We also expect to meet the requirements of the federal government National Broadband Plan and increase our customer base.

Lastly, we will proceed with our efforts to improve our customer relations. Improvements in customer experience will be supported by the quality improvement actions started in 2009 as well as by the dissemination of a continuous improvement and service culture.

2.5 Regulatory Context

The regulatory context underwent a series of events in 2010. Out of the most significant events we highlight 2010 tariff adjustment, meeting of municipal backhaul goals, changes to the destination of the 2.5 GHz broadband, end of the limit on number of TV Cable and MMDS licenses and Anatel’s decision for the introduction of nine-digit cell phones in São Paulo.

Tariff adjustment

In February 2010, the Executive Board of Anatel accepted the request to review the application of the fixed-mobile tariff adjustment, and approved, through Act No. 971 of February 9, 2010, a 0.97% adjustment.

In August, alternative plans were adjusted by 4.4%, considering the 12-month IST. The adjustment to Telesp’s basic plan, in its turn, was approved by Anatel on October 4, at 0.66%, corresponding to the 13-month IST and the 13-month productivity factor.

Meeting of municipal backhaul goals

On March 31, 2010 Telesp announced the completion of its telecommunications service network infrastructure (backhaul) installation in all the 257 municipalities specified in the covenant, under the terms of Decree No. 6424, which amended the General Plan on Universalization Goals (“Plano Geral de Metas de Universalização” - PGMU) for the Switched Fixed Telephone Service (“Serviço Telefônico Fixo Comutado” - STFC), thereby establishing the replacement of urban Telecommunications Service Centers (PSTs) by backhaul network.

New regulations on the 2.5GHz band

On August 16, 2010, Anatel published Resolution No. 544 on new uses of the 2.5 GHz band. Among the major changes, we highlight: i) Deployment of the spectrum to MMDS, SCM, STFC and SMP (in specific sub-bands); ii) Immediate equipment license; iii) 70 MHz to current MMDS operators (including Telesp, which has operations in the cities of Curitiba, Porto Alegre, Rio de Janeiro and São Paulo), namely, 50MHz inTDD and 20MHz in FDD and establishment of a 12-month period to apply for license of additional services on the band; iv) Renewal cost under the License Terms or, in its absence, under VPL or PPDUR (whichever is higher); v) A provision establishing that future licensed radio frequency users shall bear the costs with replacement or relocation for releasing occupied sub-bands.

End of the limit on number of cable TV and MMDS licenses

On November 25, 2010, Anatel approved the Cable TV and MMDS Planning, ordering the end of the limit on the number of service licenses, and consequently of the need for the related bidding process. Licenses may be granted by Numbering Code and not only by municipality. Price and the considerations for the companies to obtain the licenses will be provided for in the future Cable TV Regulation, yet to be submitted to public hearing. New licenses are expected to be granted in 2011.

Introduction of a ninth digit in mobile phone numbers in São Paulo

The Executive Board of Anatel, through Resolution No. 553 of December 14, 2010, which amended the Personal Mobile Service (SMP) and Switched Fixed Telephone Service

(STFC) Numbering Rules, announced the introduction of a ninth digit in mobile phone numbers in São Paulo. The measure shall be implemented within 24 months, initially in São Paulo. Afterwards, Anatel will stipulate a period for the inclusion of a ninth digit in mobile phones nationwide.

3. Operational Performance

4. Financial Performance 4.1 Net Operating Revenue

In 2010, the Company recorded net operating revenue of R$15,756.1 million, remaining virtually stable in relation to the R$15,806.0 million in 2009. This effect is explained mainly by the increase in revenues from broadband and corporate data service, in addition to the growth in domestic long distance revenue, explained by the higher mobile-generated traffic with use of “15” (provider selection code). These changes were set off by a decrease in local fixed telephone service revenues, explained by the fall in VC1 and fixed-fixed traffic, despite the increase in the number of lines in service.

4.2 Operating Income before Financial Expenses

Operating income before consolidated financial income and expenses increased by 4.4%, from R$3,398.0 million in 2009 to R$3,546.7 million in 2010. This change is explained, mainly, by the increase in revenues from broadband service, sale/ assignment of rights to explore non-strategic assets over the year of 2010, and also by the decrease in depreciation and amortization charges due to the change in useful life of certain categories of assets.

4.3 Ebtida

Consolidated EBITDA (operating income before net financial expenses, less depreciation and amortization) amounted to R$5,460.2 million, 7.5% below the amount of R$5,903.5 million recorded in 2009.

EBITDA Margin in 2010 was 34.7%, a decline of 2.7 p.p. on the margin of 37.3% recorded in 2009. This decline reflects a change in the mix of products, with a decrease in traditional telephony service revenues, which have higher margins, and increase in data service revenues, in both residential and corporate segments, on top of the higher domestic long distance mobile service revenues. Also, there was an increase in commercial expenses, principally with customer service, as well as higher personnel expense, due to the increase in number of staff focused on quality and customer service. These effects were partially set off by a significant decrease in allowance for doubtful accounts for the period. The change in the EBITDA margin has been affected by the non-occurrence of last year’s favorable impact, due to changing the estimates of provisions for contingencies, and also by the accounting recognition in 2010 of a favorable impact due to the sale/ assignment of the right to explore non-strategic assets.

4.4 Debt and Financial Income (Expenses)

The Company ended 2010 with a debt of R$1,825.7 million (R$3,520.0 million in 2009) or 15.6% of shareholders’ equity (31.1% in 2009). Of the funds obtained, 0.95% is denominated in foreign currency, and 99.05% in local currency, from BNDES.

The Company has been constantly endeavoring to take reasonable measures, due to the current market conjuncture, towards protecting its debt against currency devaluation.

4.5 Net Income

Net income recorded a favorable variation of 8.8%, from R$2,204.1 million in 2009 to R$2,398.8 million in 2010. Net margin was of 15.2%.

(*) Refer to statements of operations.

4.6 Investments

In 2010, the Company invested R$2,441.4 million in its network expansion and modernization, which allowed for the delivery of high quality services to its customers.

Investments in maintenance and traditional businesses, including voice services, accounted for 48% of the Company’s total investments in 2010.

With a view to consolidating our broadband service market share, in 2010 we invested more heavily in our network expansion and modernization, in the improvement of our systems and in our customer relations processes.

We present below the consolidated investments at December 31, 2010:

5. Capital Markets

Telesp has common (ON) and preferred (PN) shares traded on BM&FBOVESPA (Brazilian Securities, Commodities and Futures Exchange), under the ticker symbols TLPP3 and TLPP4, respectively. The Company also has ADRs traded on NYSE, under ticker symbol TSP.

The TLPP3 and TLPP4 shares closed the year priced at R$39.30 and R$42.03, presenting, respectively an annual performance of 3.5% and -3.5%, compared to Bovespa Index’s performance of 1.0%. ADRs closed the year priced at US$24.44, presenting an annual performance of - 2.9%, compared to the Dow Jones index performance of 9.7%.

The daily average volume of TLPP3 and TLPP4 shares for the year was of R$785.3 thousand and R$4,902.7 thousand, respectively. The ADR’s daily average volume for the same period was of US$2,685.1 thousand.

The chart below shows Telesp shares performance in the last year:

5.1 Shareholder compensation policy

In accordance with the Company’s Bylaws, the Company shall distribute dividends of at least 25% of adjusted net income for the year, and preferred shares are entitled to dividends 10% higher than those attributed to common shares.

In 2010, the Company presented a dividend yield of 9.6% for ON shares and 9.9% for PN shares.

Gross unit values of dividends and interest on shareholders’ equity(JSCP) declared in 2010 added to R$3.78 per common share and to R$4.16 per preferred share.

Distribution of amounts declared in 2010:

5.2 Share Position

In 2010, shareholding structure of the controlling group did not undergo any changes.

At the end of 2010, Telefónica Internacional S.A. – TISA and e a SP Telecomunicações Participações Ltda hold, respectively, 34.87% and 50.71% of the common shares and 80.53% and 8.61% of the preferred shares of the Company.

6. Corporate Structure

7. Corporate Governance

The fundamental principles of TELESP corporate governance are provided for in its ByLaws and internal rules which complement the concepts established by law and rules governing the capital market.

The purposes of these principles, which inspire the Company management’s activities, can be summarized as follows:

9 Maximizing Company value;

9 Transparency in rendering of Company accounts and disclosure of relevant information to the market;

9 Transparency in relations with shareholders, employees, investors and customers;

9 Equitable treatment of shareholders;

9 The Board of Directors’ essential role in Company management, oversight and rendering of accounts to shareholders;

9 The Board of Directors safeguards Corporate Responsibility, ensuring the sustainability of the organization.

Inspired by these concepts and with the objective of promoting good corporate governance, enhancing the quality of information disclosures and reducing investors’ uncertainties, the Company has established internal rules and policies designed to allow for clear and objective practices. The Company believes that such measures benefit shareholders, current and future investors and the market in general. Among the measures implemented by the Company, we point out the ones below:

(a) Implementation of the following internal rules and policies:

(i) Policy for Disclosure of Significant Act or Event Notice: Implemented by decision of the Board of Directors, as per Brazilian Securities and Exchange Commission (CVM) Ruling No. 358/02. Provides rules for disclosure of relevant information of interest to the market.

(ii) Corporate Conduct Code: Implemented by decision of the Board of Directors. Sets forth the internal conduct for securities markets issues, not only in the light of applicable legislation, but also considering ethical and professional responsibility criteria.

(iii) Rules on Market Information: They rule basic principles regarding the operation of market disclosures control processes and systems. Designed to guarantee quality and control of such information, thereby meeting the relevant requirements set forth by laws and regulations governing the markets on which the Company securities are traded.

(iv) Rules on Registration, Communication and Control of Financial and Accounting Information. Approved by the Board of Directors, these rules govern the Company’s internal procedures and control mechanisms used in preparing its financial and accounting information, thereby ensuring that proper accounting practices and policies are adopted.

(v) Financial Code of Conduct: Ethics code for those holding positions of responsibility related to the finances of TELESP and its subsidiaries, which rules on their access to privileged and confidential information and the pattern of conduct to be adopted in these situations.

(vi) Rules on Prior Approval of External Auditor’s Services. They set forth criteria and procedures for engaging independent auditor’s services, always upon prior approval of the Audit and Control Committee, as per relevant CVM rules and applicable US laws and rules. Implemented by approval of the Audit and Control Committee.

(b) Creation of Board of Director committees:

• Audit and Control Committee;

• Service Quality and Commercial Attention Committee; and

• Appointments, Remuneration and Corporate Governance Committee.

(c) Annual disclosure of a Corporate Governance Report, with information on major corporate governance practices adopted by the Company, its shareholding structure, characteristics, composition and competencies of the governance bodies and administrators’ obligations and responsibilities..

(d) Establishment of procedures for reception and treatment of accounting and audit-related denunciation (Hotline) by the Audit and Control Committee.

The Company’s internal rules regarding the conduct to be adopted to avoid practices contrary to good governance as well as conflicts of interest are defined in internal regulations, particularly the Internal Code of Conduct relating to the Securities Market Issues. The Executive Board, Board of Director members and all other employees exposed to sensitive information are subject to restrictions imposed by such regulation. This internal rule defines trading blackout periods and establishes rules to avoid and/or address conflicts of interest.

7.1 Investors Relations

With the objective of obtaining a fair value of its shares, the Company adopts practices that aim at clarifying its policies and events incurred to shareholders, investors and analysts.

The Company discloses significant information through its internet portal, in Portuguese and English (http://www15.telefonica.com.br/investidores/ and http://www15.telefonica.com.br/investidores/english/, respectively). All communications, significant event notices and financial statements are filed with Brazilian regulatory agencies, through the Brazilian Securities Commission (CVM), and in the United States, through the SEC (Securities Exchange Commission). The Company also counts with an Investor Relations team to clarify any doubts over the telephone or by means of individual meetings, when requested.

7.2 Board of Directors

Based on the Company’s Bylaws, the Board of Directors is comprised of at least 5 (five) and no more than 17 directors, with a three-year mandate and possibility of reelection. Presently, the Board is formed by 16 directors, shareholders only, one of whom is elected by preferred share voting, in separate, whereas the others are elected through general common share voting.

The directors hold ordinary meetings every three months and special meetings whenever deemed necessary, summoned by the chairman. Decisions by the Board of Directors are made by majority of votes, with attendance of the majority of the active members, being incumbent upon the chairman, in addition to the regular voting, to give the casting vote in the event of a draw. The chairman is also responsible for representing the Board upon summoning of the General Shareholders’ Meeting; presiding over General Meetings and electing the secretary among the participants; summoning and presiding over Board meetings; giving the casting vote, as provided for in the Company’s Bylaws, in the event of decision draws; and authorizing the realization of acts, in urgent cases, following appreciation by the Board of Directors.

7.3 Executive Board

The Executive Board represents the Company both actively and passively, being incumbent upon it and upon its members to conduct all acts necessary and convenient for management of the business. Executive Board members are elected by the Board of Directors, with a three-year mandate and possibility of reelection.

Based on the Company’s Bylaws, the Executive Board is comprised of at least 3 members and no more than 15 members, whether shareholders or not, resident in the country, to be elected by the Board of Directors. The Executive Board has currently 4 members, elected for the following positions: Chairman, Fixed Telephony Managing Director, CFO and Investor Relations Director and General Secretary.

7.4 Employee Conduct Rules (Conduct Principles)

The Conduct Principles (“Princípios de Atuação”), the Telefônica Group’s new code of ethics, were approved in 2006 and are applicable to its worldwide operations. The document includes general principles relating to honesty and trust, observance of laws, integrity and human rights respect, also including specific principles to ensure trust of the major strategic parties.

This document was approved by the Board of Directors in April 2007 and, since then, the Company has been taking a series of initiatives to ensure that all employees become aware of and apply such principles on their daily routines. To this end, an on-line Conduct Principles course was developed to be taken by all employees. Also, information on the Conduct Principles is frequently disseminated through internal communication tools.

All Company professionals have access to whistle blowing channels to anonymously denounce any known cases of noncompliance with the Principles. The Company also has an acting Conduct Principles Committee, formed by representatives of Institutional Relations, Human Resources, Legal and Internal Audit areas, who hold periodic meetings to discuss matters related to the Conduct Principles.

7.5 Supervisory Board

At Telefônica, the Supervisory Board is permanent. Supervisory Board members are elected at the General Shareholders’ Meetings for a one-year mandate, with possibility of reelection. Pursuant to the Brazilian corporation law, preferred shareholders are ensured the right to elect an effective and a deputy Supervisory Board member in a separate voting process, without participation of the controlling company’s preferred share voting rights.

Based on legal provision, the remuneration of Supervisory Board members, in addition to reimbursement of transportation and lodging expenses necessary to perform their duties, will be established at the General Shareholders’ Meeting that elects them, and may not be lower, for any of the active members, than 10% of the average remuneration for each Director, not including benefits of any nature, entertainment allowances and profit sharing.

According to the Company’s Bylaws, the Supervisory Board shall be formed by at least 3 (three) and no more than 5 (five) sitting members, and an equal number of deputy members. The Company’s Supervisory Board is currently comprised of 3 sitting members and 3 deputy members.

7.6 Audit and Control Committee

The Audit and Control Committee was established in December 2002, as an auxiliary governance body under the Board of Directors, having its own regulations approved by the latter. According to these regulations, the Committee shall be formed by 3 (three) to 5 (five) members, elected periodically among the independent directors of the Board. Their mandate terms coincide with the related Board of Directors’ mandate terms. The Audit and Control Committee is currently comprised of 3 directors of the Board.

Without prejudice to any other duty assigned by the Board of Directors, the Audit and Control Committee will be responsible for informing and/or making recommendations to the Board on the following issues::

• Designation of external auditor, engagement conditions, scope of the work and, if applicable, revocation or extension of the agreement;

• Analysis of the Company’s accounts, ensuring compliance with legal requirements and correct application of the generally accepted accounting principles;

• Results of each internal and external audit engagement, in addition to management actions concerning audit recommendations;

• Adequacy and integrity of internal control systems;

• Compliance with the external audit agreement, making sure that the opinion on annual accounts and major contents of the audit report are clearly and accurately written; and

• Receipt of information from the internal auditor on significant control system deficiencies and detected financial conditions.

7.7 Independent Auditors

Pursuant to CVM Ruling No. 381, of January 14, 2003, and Circular Letter CVM/SNC/SEP No. 01/2007, of February 14, 2007, the Company and its subsidiaries inform that their policy on independent auditors regarding provision of services not related to external audit is based on principles that preserve the auditor’s independence. Such principles are grounded on the fact that the auditor must not perform an audit of its own work, not exercise management duties, not advocate on behalf of its clients or provide any other services that are forbidden by current legislation, thus maintaining the independence of the work performed by the audit service providers.

Telecomunicações de São Paulo S.A. - Telesp

Management report

(A free translation of the original report issued in Portuguese)

In 2010, we did not engage services other than external audit services with our independent auditor, Ernst & Young Terco Auditores Independentes S.S.

8. Human Resources

Acknowledging the importance of the employees to accomplishment of its major strategic and operating challenges, the Company has been intensifying its corporate cultural transformation programs. In 2010, aiming to build “the best workplace”, it launched the “Viva a Experiência” (Live the Experience) program. This program reflects the importance of working as a team with a common objective, in a friendly and optimistic atmosphere, where all employees are key players in executing the company’s cultural transformational change.

By putting in practice the strategic guidelines from “Viva a Experiência” (We are open to communication, We are key players of our development, We are committed to our customers, We recognize excellence, Pioneer Spirit, Inspiring Leadership, We are one team, and We build the best workplace), in 2010, the Company received outstanding awards:

• The Company figured among the “Best and Largest Companies to Work for in 2010” and ranked 42nd in “Best IT and Telecom Companies”, according to the Great Place to Work Institute.

• Top RH 2010 in people management awarded by ADBV - Sales and Marketing Executives Association of Brazil, with “The power of Recognition”, a case that presents “Conhecer e Reconhecer”, “+Telefônica” and “Mandou Bem!” programs

As a proof that we exceeded many challenges this year, the 2010 Climate Survey, applied in the beginning of December, had a record of 93% respondents, and an 81% favorability of survey responses.

8.1 Interaction

In 2010, the Company’s Internal Communication area implemented several measures with the objective of making internal channels more motivating and interactive, enabling that professionals participate and collaborate.

Being in a constantly evolving process, the Corporate Intranet has moved to a blog format, with allows for information to be published real time. These tools permit that employees comment, assess and monitor the number of visualizations of the news presented, and forward these news to friends. They can also know the ranking of the most-accessed news items.

The language adopted in internal channels is now more direct, in a conversational tone, intended to be closer to the employee.

There was an increase in the number of video news clips to disclose relevant topics to our professionals, the process for the acquisition of Vivo by Telefónica being a highlight for the year. Among other matters, information transparency has guided the area work. Another change was the highlight given to the personal history of our employees, and the recognition to the teams responsible for the wins of the company.

Interactivity was also evidenced by the following actions: coverage of the Convention of Officers in real time (minute by minute), creation of a blog for the Volunteers’ Day, in which employees register their experiences, posting them to social networks, the “Conscious and alternative use” hotsite, and the “1Click” hotsite for queries regarding the Company policies.

Still regarding interactivity, and with a view to fostering recognition and collaboration, the electronic seal “Mandou Bem!” was successfully implemented, the objective of which is to immediately acknowledge concrete collaboration attitudes among the several Company areas. We had 36 thousand seals issued, which goes to show that the Company is adopting more direct processes in its daily activities and counting on participation of its professionals.

The Company also issues the daily newsletter “Bom Dia, Telefônica!” and “Boa Tarde, Telefônica!” for special and extraordinary editions, in addition to the “Executivo em Dia”, an electronic communication intended for officers.

8.2 Remuneration

The Company adopts salary structure and remuneration policies commensurate with market practices, in order to attract and retain the best professionals in a very competitive segment and recognize individual performance based on goals and results reached.

The variable remuneration programs and a wide range of benefits are part of the Total Remuneration package offered by the Company.

The purpose of the Total Remuneration concept is to offer a nominal average salary paid by companies with aggressive remuneration.

• In 2010, 1,269 professionals were promoted; and

• 1,027 professionals had their salaries revised under the Salary Review process (salary adjustments).

8.3 Development Programs

With sound investments in professional qualification and development programs, the Company achieved the following results in 2010:

• Investments of R$ 9.5 million in education.

• 4,888 professionals attended educational courses, totaling 171,677.

• 382 professionals, 31 classes and 6,112 hours of the Leadership Development Program (PDL).

• 59 professionals and 2,128 hours of Corporate University courses.

• 382 professionals attended Coaching sessions of 1 hour each.

• 513 professionals and 2,845 hours of E- learning.

• 68 self-financed MBAs and 6 subsidized MBAs (4 abroad and 2 locally);

• 5 Master in Telecom.

• Hiring of 37 interns.

• Participation of 13 youngsters and a total of 1,768 hours in the Mainframe Training Program.

• 3 professionals attended the “Horizonte” Program.

• 25 foreign and 19 Brazilian participants in the Exchange Program;

• 144 professionals in the Education Scholarship program.

• 1,356 participants in cultural transformation workshops. There were 16 workshops with 15 hosts - 12 executive officers and 3 officers, totaling 160 hours of development.

• Investment of R$ 244,500 thousand in the Inclusion of Handicapped Individuals Program, with 50 qualified individuals. In September 2010, Telesp met the goal required by law (5% for companies with more than 1 thousand employees). In December 2010, the Company had 308 handicapped employees.

8.4 Benefits

In 2010, the Company invested more than R$ 74 million in benefits to its employees.

• R$ 30 million invested in health expenses (health care and occupational health), under one of the best health plans in the market. PLAMTEL (“Plano de Assistência Médica Telesp”) not only covers medical assistance provided by legislation but also other specialties;

• R$ 40 million invested in meal and food benefits;

• Employee private pension plan, whereby every R$1.00 contributed by the employee is matched in the same proportion by the Company.

• R$ 1.7 million invested in life insurance (4,986 employees / Dec 10);

• R$ 1.1 million invested in child day care allowance, currently benefiting our professionals, whether mothers or fathers;

• R$ 2 million invested in subsidized transportation tickets (an average of 759 employees/month);

• Special agreements with entities related to the telecommunications segment and the Company, such as: ABET (Association for Telecommunication Employees), Coopertel (Telefônica Group Employees’ Credit Cooperative) and Telesp Clube, the employee welfare and recreation association.

• Creation of a Running and Jogging group, to help professionals begin or maintain regular practice of physical exercises. Our 200 “athletes” are provided all the assistance required, from medical and nutritional evaluation to in-person or on-line monitoring and support by a physical trainer.

8.5 Employee Profile

Out of our total executive positions, 18% are held by women.

9. Corporate and Environmental Responsibility

The Corporate Responsibility of the Telefônica Group is viewed as a company value-adding tool, which allows it to build sustainable relations with target publics, creating confidence through effective management of risks and opportunities and promoting its social legitimacy.

The strategy is closely related to its business processes. As such, the basis for the Group’s Corporate Responsibility is “to do well what needs to be done”, i.e., to develop your activities in the best possible manner.

To attain this objective, the strategy is focused on three courses of actions:

- Effective Risk Management with direct impact on reputation. In so doing, the Company monitors risks related to noncompliance with the Conduct Principles, the basic code from which internal policies and rules derive as regards the Company relations with all its publics.

- Opportunities Management, aiming to maximize favorable impacts of the operation to promote social development in the communities. At this moment, key courses of action are to boost access to Information and Communication Technologies (ICTs), by incorporating the satisfaction of special collective needs into our processes, products and services, and “TIC Verde”, aimed to attain increasingly green energy efficiency.

- Commitment to the stakeholders (or Stakeholders Buy-in) through transparent communication and effective dialogue with all relation publics. The Company is set on to build trust-based relations that allow the Company to assume its role as an engine of economic, technological and social progress. Moreover, dialogue is viewed as the key tool to adjust the Company’s strategy to the expectations of its target publics. In the last few years, Telesp has been strengthening its performance in social media on the understanding that they allow for a closer relation between the community and the Company.

9.1 Environment

In line with this strategy, the Company’s basic lines of action on environment issues were defined:

a) Climate Changes – The new services provided by Information and Communication Technologies (ITCs) represent an environmental impact reduction, resulting in reduced emissions in other sectors. The Group created the Climate Change Office, a special global climate change and energy management area that seeks ensure reduction in energy consumption and greenhouse gas emissions of the Group companies, in addition to stimulating the development of services that enable more efficiency to customers and other sectors, and underpinning the essential role of ICTs in helping solve this global issue. Since 2007, Telesp has been calculating the greenhouse gas emissions (GGE), based on an internal methodology applicable to the entire Telefónica Group, considering standards recognized in the Greenhouse Gas Protocol, IPCC (Intergovernmental Panel on Climate Changes) and environmental rule 14064. According to this work, the Company registered emission of 61,234 thousand tons of CO2 in 2009*.

The implementation of energy efficiency initiatives caused the Company to be considered in 2010, for the third consecutive year, the Leading Company and was granted the Climate Change Award. This award, granted by Época magazine (Editora Globo) had technical support from PricewaterhouseCoopers, and highlighted initiatives from companies that have environmental policies to reduce GGE.

b) Global Environment Management System – Establishes the minimum management requirements for all Group companies, regardless of their geographical location or activity. It is based on the assumption of continuous improvement, with compliance with current laws and control over the Company’s ecological footprint (which indicates the amount of natural resources being used by the Group), in order to reduce impacts caused in the surrounding area.

(*The data on Greenhouse Gas Emissions for 2010 will be concluded in the next months.)

9.2 Social investment

Telesp invests in social projects through Fundação Telefônica, established in Brazil in 1999. The mission of such Foundation is to contribute to the construction of the future of the regions in which the Telefônica Group is present, fostering social development from education and defense of the rights of children and adolescents. For such, communication and information technologies are preferably used.

Among the programs developed by Fundação Telefônica, we highlight “Pró-Menino”, having the purpose of contributing to the social development and protection of the Rights of Children and Adolescents, by supporting projects that fight against Child Labor, in addition to providing help to adolescents who violated the law and are currently attending social-educational programs in an open scheme, and EducaRede, whose proposal is to improve the quality of public education by digital inclusion, with a portal (www.educarede.org.br), open and free, created primarily for students and teachers of the public elementary and high school system. The Foundation also coordinates, jointly with Telesp, the Telefônica Volunteers program, encouraging Company professionals to engage in voluntary service.

9.3 Sponsorships

The Telefônica Group sponsors activities for the main purpose of providing access of the population in general to culture, promoting social inclusion through sports and social use of Information and Communication Technologies (ICTs). In 2010, the major initiatives include:

a. Campus Party Brasil: Once again the Company was the official sponsor of this event, in its third edition, from January 25 to 31, 2010, at the Centro de Exposições Imigrantes, in São Paulo, with 140 thousand visitors in the open-air zones and areas, 1 million online visitors and over 6 thousand enrolled participants, who camped the arena and shared digital world experiences. One of the chief attractions was the internet connection speed provided by the Company, 10 Gb band.

b. TelefônicaSonidos: In 2010 the Company launched “Sonidos” platform, with two initial editions: TelefônicaSonidos Latin World Festival – a series of shows with Latin artists, from Brazil and abroad, from September 21 to 25, 2010, at Jockey Clube de São Paulo – and TelefônicaSonidos Clássicos do Brasil – a attraction open to general public at Praça da Prefeitura de Jundiaí, on October 17, 2010, with shows of Orquestra Bachiana, with conductor João Carlos Martins, and Chitãozinho & Xororó, attended by approximately 25 thousand people.

c. Sports: with a view to promote social inclusion through sports, in 2010 Telefônica supported “Judô em Ação” project, an initiative by Olympic medal winner Rogério Sampaio, where the practice of judo is offered as a complement to the education of children and teenagers enrolled in government public schools, and “Lance Livre” project, an initiative of Olympic medal winner Marta Sobral, implemented in the district of Heliópolis, aiming to use basketball as a pedagogical instrument for change, thereby enabling social inclusion of impoverished children, in addition to Athlete Training at Esporte Clube Pinheiros and “Atletismo em Ação” project.

10. Acknowledgments

The Company management is grateful to our customers, shareholders, suppliers, financial institutions and other entities involved in its activities for the support and confidence shown and, in special, to our employees for their dedication and efforts, thanks to which the Company was able to obtain the results presented herein.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	March 3, 2011	By:	/s/ Norair Ferreira do Carmo
			Name:	Norair Ferreira do Carmo
			Title:	Investor Relations Director